FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 22, 2016

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: November 22, 2016	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Unaudited Condensed Consolidated Interim Financial Statements
Exhibit 99.2	Discussion of Interim Financial Results as of and for the Nine-Month Period Ended September 30, 2016

EXHIBIT 99.1

Advanced Semiconductor Engineering, Inc. and Subsidiaries Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2015 and 2016

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)
(Unaudited)

	December 31,
	2015 (Adjusted)	September 30, 2016
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$55,251,181	$37,661,420	$1,204,395
Financial assets at fair value through profit or loss -
current (Notes 4, 5 and 7)	3,833,701	813,831	26,026
Available-for-sale financial assets - current (Notes 4
and 8)	30,344	70,092	2,241
Trade receivables, net (Notes 4 and 9)	44,931,487	52,009,578	1,663,242
Other receivables (Notes 4)	429,541	936,417	29,946
Current tax assets (Note 4)	168,717	275,770	8,819
Inventories (Notes 4, 5 and 10)	23,258,279	23,635,153	755,841
Inventories related to real estate business (Notes 4, 5,
11, 23 and 34)	25,713,538	24,141,398	772,031
Other financial assets - current (Notes 4, 12 and 34)	301,999	1,047,303	33,492
Other current assets	2,814,053	2,778,234	88,847

Total current assets	156,732,840	143,369,196	4,584,880

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current
(Notes 4 and 8)	924,362	1,103,939	35,303
Investments accounted for using the equity
method (Notes 4 and 13)	37,122,244	49,573,614	1,585,341
Property, plant and equipment (Notes 4, 5, 14, 23,
and 35)	149,997,075	145,208,855	4,643,711
Goodwill (Notes 4, 5 and 15)	10,506,519	10,512,448	336,183
Other intangible assets (Notes 4, 5, 16 and 23)	1,382,093	1,704,669	54,515
Deferred tax assets (Notes 4, 5 and 24)	5,156,515	5,236,508	167,461
Other financial assets - non-current (Notes 4, 12 and 34)	345,672	1,355,254	43,340
Long-term prepayments for lease (Note 17)	2,556,156	2,382,424	76,189
Other non-current assets	263,416	238,979	7,643

Total non-current assets	208,254,052	217,316,690	6,949,686

TOTAL	$364,986,892	$360,685,886	$11,534,566

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)
(Unaudited)

	December 31,
	2015 (Adjusted)	September 30, 2016
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 18)	$32,635,321	$31,008,127	$991,625
Short-term bills payable (Note 18)	4,348,054	1,999,342	63,938
Financial liabilities at fair value through profit or
loss - current (Notes 4, 5 and 7)	3,005,726	3,953,520	126,432
Trade payables	34,138,564	37,856,245	1,210,625
Other payables (Note 20)	19,194,818	19,875,189	635,599
Current tax liabilities (Note 4)	6,746,022	5,622,933	179,819
Advance real estate receipts (Note 4)	2,703,706	530,873	16,977
Current portion of bonds payable (Notes 4 and 19)	14,685,866	9,384,865	300,124
Current portion of long-term borrowings (Notes 18
and 34)	2,057,465	6,272,817	200,602
Other current liabilities	3,180,767	3,500,698	111,950

Total current liabilities	122,696,309	120,004,609	3,837,691

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 19)	23,740,384	26,871,735	859,346
Long-term borrowings (Notes 18 and 34)	42,493,668	43,941,187	1,405,219
Deferred tax liabilities (Notes 4, 5 and 24)	4,987,549	4,815,903	154,010
Net defined benefit liabilities (Notes 4, 5 and 21)	4,072,493	4,181,619	133,726
Other non-current liabilities	1,071,509	1,202,643	38,460

Total non-current liabilities	76,365,603	81,013,087	2,590,761

Total liabilities	199,061,912	201,017,696	6,428,452

EQUITY ATTRIBUTABLE TO OWNERS OF THE
COMPANY (Notes 4 and 22)
Share capital	79,185,660	79,509,050	2,542,662
Capital surplus	23,758,550	22,463,403	718,369
Retained earnings (Note 13)
Legal reserve	12,649,145	14,597,032	466,806
Special reserve	3,353,938	3,353,938	107,257
Unappropriated earnings	37,696,865	37,636,002	1,203,582
Total retained earnings	53,699,948	55,586,972	1,777,645
Other equity	5,080,790	(1,656,289)	(52,967)
Treasury shares	(7,292,513)	(7,292,513)	(233,211)

Equity attributable to owners of the Company	154,432,435	148,610,623	4,752,498

NON-CONTROLLING INTERESTS (Notes 4 and 22)	11,492,545	11,057,567	353,616

Total equity	165,924,980	159,668,190	5,106,114

TOTAL	$364,986,892	$360,685,886	$11,534,566

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)
(In Thousands of New Taiwan Dollars)
(Unaudited)

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$207,754,374	$197,755,474	$6,324,128

OPERATING COSTS (Notes 10, 21 and 23)	170,888,018	159,938,375	5,114,754

GROSS PROFIT	36,866,356	37,817,099	1,209,374

OPERATING EXPENSES (Notes 21 and 23)
Selling and marketing expenses	2,675,081	2,569,312	82,165
General and administrative expenses	7,983,571	8,371,727	267,724
Research and development expenses	8,124,096	8,300,488	265,446

Total operating expenses	18,782,748	19,241,527	615,335

OTHER OPERATING INCOME AND
EXPENSES (Notes 14 and 23)	(71,567)	(704,251)	(22,522)

PROFIT FROM OPERATIONS	18,012,041	17,871,321	571,517

NON-OPERATING INCOME AND
EXPENSES
Other income (Note 23)	380,869	411,965	13,175
Other gains and losses (Note 23)	2,043,171	734,066	23,475
Finance costs (Note 23)	(1,698,197)	(1,746,585)	(55,855)
Share of profit (loss) of associates and joint
ventures (Note 4)	(12,964)	1,178,707	37,694

Total non-operating income and expenses	712,879	578,153	18,489

PROFIT BEFORE INCOME TAX	18,724,920	18,449,474	590,006

INCOME TAX EXPENSE (Notes 4, 5 and 24)	2,575,894	3,229,968	103,293

PROFIT FOR THE PERIOD	16,149,026	15,219,506	486,713

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)
(In Thousands of New Taiwan Dollars)
(Unaudited)

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified
subsequently to profit or loss:
Exchange differences on translating
foreign operations	$1,369,630	$(6,743,531)	$(215,655)
Unrealized loss on available- for-sale financial
assets	(22,413)	(52,969)	(1,694)
Share of other comprehensive loss of
associates and joint ventures accounted
for using the equity method	(62,823)	(535,044)	(17,110)
	1,284,394	(7,331,544)	(234,459)

TOTAL COMPREHENSIVE INCOME
FOR THE PERIOD	$17,433,420	$7,887,962	$252,254

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$15,505,955	$14,369,687	$459,536
Non-controlling interests	643,071	849,819	27,177

	$16,149,026	$15,219,506	$486,713

TOTAL COMPREHENSIVE INCOME
ATTRIBUTABLE TO:
Owners of the Company	$16,679,450	$7,632,608	$244,087
Non-controlling interests	753,970	255,354	8,167

	$17,433,420	$7,887,962	$252,254

EARNINGS PER SHARE (Note 25)
Basic	$2.03	$1.88	$0.06
Diluted	$1.88	$1.58	$0.05

EARNINGS PER AMERICAN
DEPOSITARY SHARE (“ADS”)
Basic	$10.13	$9.38	$0.30
Diluted	$9.42	$7.90	$0.25

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)
(Unaudited)

	Equity Attributable to Owners of the Company
								Other Equity
								Exchange
								Differences on	Unrealized Gain
	Share Capital			Retained Earnings				Translating	on Available-
	Shares					Unappropriated		Foreign	for-sale				Non-controlling
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Earnings	Total	Operations	Financial Assets	Total	Treasury Shares	Total	Interests	Total Equity

BALANCE AT JANUARY 1, 2015	7,861,725	$78,715,179	$16,013,980	$10,289,878	$3,353,938	$36,000,026	$49,643,842	$4,540,862	$526,778	$5,067,640	$(1,959,107)	$147,481,534	$8,209,860	$155,691,394

Equity component of convertible bonds issued by
the Company	–	–	214,022	–	–	–	–	–	–	–	–	214,022	–	214,022
Change in capital surplus from investments in
associates and joint ventures accounted for using the
equity method	–	–	3,362	–	–	–	–	–	–	–	–	3,362	–	3,362
Profit for the nine months ended September 30, 2015	–	–	–	–	–	15,505,955	15,505,955	–	–	–	–	15,505,955	643,071	16,149,026

Other comprehensive income (loss) for the nine months ended
September 30, 2015, net of income tax	–	–	–	–	–	–	–	1,262,025	(88,530)	1,173,495	–	1,173,495	110,899	1,284,394

Total comprehensive income (loss) for the nine months ended
September 30, 2015	–	–	–	–	–	15,505,955	15,505,955	1,262,025	(88,530)	1,173,495	–	16,679,450	753,970	17,433,420

Appropriation of 2014 earnings
Legal reserve	–	–	–	2,359,267	–	(2,359,267)	–	–	–	–	–	–	–	–
Cash dividends distributed by the Company	–	–	–	–	–	(15,589,825)	(15,589,825)	–	–	–	–	(15,589,825)	–	(15,589,825)

	–	–	–	2,359,267	–	(17,949,092)	(15,589,825)	–	–	–	–	(15,589,825)	–	(15,589,825)

Acquisition of treasury shares	–	–	–	–	–	–	–	–	–	–	(5,333,406)	(5,333,406)	–	(5,333,406)

Issue of dividends received by subsidiaries from the Company	–	–	292,351	–	–	–	–	–	–	–	–	292,351	–	292,351

Partial disposal of interests in subsidiaries and
additional acquisition of majority-owned
subsidiaries (Notes 21 and 28)	–	–	7,198,767	–	–	–	–	–	–	–	–	7,198,767	1,711,579	8,910,346

Spin-off of subsidiaries	–	–	(3,500)	–	–	–	–	–	–	–	–	(3,500)	3,500	–

Issue of ordinary shares under employee share options	41,518	425,999	440,933	–	–	–	–	–	–	–	–	866,932	–	866,932

Cash dividends distributed by subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(232,148)	(232,148)

Additional non-controlling interest arising on issue of employee
share options by subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	292,233	292,233

BALANCE AT SEPTEMBER 30, 2015	7,903,243	$79,141,178	$24,159,915	$12,649,145	$3,353,938	$33,556,889	$49,559,972	$5,802,887	$438,248	$6,241,135	$(7,292,513)	$151,809,687	$10,738,994	$162,548,681

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)
(Unaudited)

	Equity Attributable to Owners of the Company
								Other Equity
								Exchange
								Differences on	Unrealized Gain
	Share Capital			Retained Earnings				Translating	on Available-
	Shares					Unappropriated		Foreign	for-sale				Non-controlling
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Earnings	Total	Operations	Financial Assets	Total	Treasury Shares	Total	Interests	Total Equity

ADJUSTED BALANCE AT JANUARY 1, 2016 (Note 13)	7,910,428	$79,185,660	$23,758,550	$12,649,145	$3,353,938	$37,696,865	$53,699,948	$4,492,671	$588,119	$5,080,790	$(7,292,513)	$154,432,435	$11,492,545	$165,924,980

Change in capital surplus from investments in
associates and joint ventures accounted for using the
equity method	–	–	8,283	–	–	–	–	–	–	–	–	8,283	–	8,283

Profit for the nine months ended September 30, 2016	–	–	–	–	–	14,369,687	14,369,687	–	–	–	–	14,369,687	849,819	15,219,506

Other comprehensive income (loss) for the nine months ended
September 30, 2016, net of income tax	–	–	–	–	–	–	–	(6,448,846)	(288,233)	(6,737,079)	–	(6,737,079)	(594,465)	(7,331,544)

Total comprehensive income (loss) for the nine months ended
September 30, 2016	–	–	–	–	–	14,369,687	14,369,687	(6,448,846)	(288,233)	(6,737,079)	–	7,632,608	255,354	7,887,962

Appropriation of 2015 earnings
Legal reserve	–	–	–	1,947,887	–	(1,947,887)	–	–	–	–	–	–	–	–
Cash dividends declared by the Company	–	–	–	–	–	(12,476,779)	(12,476,779)	–	–	–	–	(12,476,779)	–	(12,476,779)

	–	–	–	1,947,887	–	(14,424,666)	(12,476,779)	–	–	–	–	(12,476,779)	–	(12,476,779)

Issue of dividends received by subsidiaries from the Company	–	–	233,013	–	–	–	–	–	–	–	–	233,013	–	233,013

Actual disposal or acquisition of interest in subsidiaries (Note 28)	–	–	(20,552)	–	–	(5,884)	(5,884)	–	–	–	–	(26,436)	26,436	–

Changes in percentage of ownership interest in subsidiaries (Note 28)	–	–	(1,912,887)	–	–	–	–	–	–	–	–	(1,912,887)	(912,886)	(2,825,773)

Issue of ordinary shares under employee share options	26,262	323,390	396,996	–	–	–	–	–	–	–	–	720,386	–	720,386

Non-controlling interest arising from acquisition of
subsidiaries (Note 27)	–	–	–	–	–	–	–	–	–	–	–	–	7,021	7,021

Cash dividends distributed by subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(236,426)	(236,426)

Additional non-controlling interest arising on issue of
employee share options by subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	425,523	425,523

BALANCE AT SEPTEMBER 30, 2016	7,936,690	$79,509,050	$22,463,403	$14,597,032	$3,353,938	$37,636,002	$55,586,972	$(1,956,175)	$299,886	$(1,656,289)	$(7,292,513)	$148,610,623	$11,057,567	$159,668,190

US DOLLARS (Note 4)
BALANCE AT SEPTEMBER 30, 2016	7,936,690	$2,542,662	$718,369	$466,806	$107,257	$1,203,582	$1,777,645	$(62,557)	$9,590	$(52,967)	$(233,211)	$4,752,498	$353,616	$5,106,114

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)
(Unaudited)

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING
ACTIVITIES
Profit before income tax	$18,724,920	$18,449,474	$590,006
Adjustments for:
Depreciation expense	21,750,748	21,694,771	693,789
Amortization expense	421,472	343,868	10,997
Net loss (gain) on fair value change of financial assets
and liabilities at fair value through profit or loss	(3,196,273)	1,492,157	47,719
Finance costs	1,698,197	1,746,585	55,855
Interest income	(192,162)	(171,615)	(5,488)
Dividend income	(74,374)	(20,625)	(660)
Compensation cost of employee share options	35,919	353,676	11,310
Share of loss (profit) of associates and joint ventures	12,964	(1,178,707)	(37,694)
Impairment loss recognized on financial assets	23,299	1,886	60
Reversal of impairment loss on financial assets	–	(27,664)	(885)
Impairment loss recognized on non- financial assets	154,815	1,199,970	38,374
Net gain on foreign currency exchange	1,383,924	(1,333,438)	(42,643)
Others	905,470	493,491	15,782
Changes in operating assets and liabilities
Financial assets held for trading	3,025,524	2,708,652	86,621
Trade receivables	(257,928)	(7,049,447)	(225,438)
Other receivables	60,383	(189,591)	(6,064)
Inventories	(8,570,434)	1,077,286	34,451
Other current assets	150,732	(179,052)	(5,726)
Financial liabilities held for trading	(1,148,709)	(2,044,739)	(65,390)
Trade payables	4,288,374	3,717,681	118,890
Other payables	(1,959,645)	(172,266)	(5,509)
Advance real estate receipts	1,754,391	(2,172,833)	(69,486)
Other current liabilities	314,503	239,510	7,659
Other operating activities items	190,377	38,013	1,216
	39,496,487	39,017,043	1,247,746
Interest received	182,419	164,867	5,272
Dividend received	74,374	4,037,857	129,129
Interest paid	(1,713,548)	(1,668,975)	(53,373)
Income tax paid	(3,735,975)	(4,838,659)	(154,738)

Net cash generated from operating activities	34,303,757	36,712,133	1,174,036

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of financial assets designated as at fair value
through profit or loss	(81,789,096)	(52,981,180)	(1,694,313)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)
(Unaudited)

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Proceeds on sale of financial assets designated as at
fair value through profit or loss	$84,672,199	$54,592,483	$1,745,842
Purchase of available-for-sale financial assets	(469,291)	(1,192,678)	(38,141)
Proceeds on sale of available-for-sale financial assets	1,972,254	867,336	27,737
Cash received from return of capital by available-for-sale
financial assets	30,545	28,927	925
Acquisition of associates and joint ventures	(35,673,097)	(15,816,463)	(505,803)
Net cash outflow on acquisition of subsidiaries	–	(73,437)	(2,348)
Payments for property, plant and equipment	(24,695,271)	(20,391,111)	(652,098)
Proceeds from disposal of property, plant and equipment	213,284	129,261	4,134
Payments for intangible assets	(393,507)	(373,928)	(11,958)
Proceeds from disposal of intangible assets	–	5,482	175
Increase in other financial assets	(1,265,725)	(1,754,676)	(56,114)
Increase in other non-current assets	(294,186)	(177,245)	(5,668)

Net cash used in investing activities	(57,691,891)	(37,137,229)	(1,187,630)

CASH FLOWS FROM FINANCING
ACTIVITIES
Net proceed from (repayment of) short-term borrowings	4,148,082	(384,911)	(12,309)
Repayment of short-term bills payable	–	(2,348,712)	(75,111)
Proceeds from issue of bonds	6,136,425	9,000,000	287,816
Repayment of bonds payable	–	(10,365,135)	(331,472)
Proceeds from long-term borrowings	29,382,813	48,963,098	1,565,817
Repayment of long-term borrowings	(16,649,534)	(42,202,720)	(1,349,623)
Dividends paid	(15,297,474)	(12,243,766)	(391,550)
Proceeds from exercise of employee share options	854,609	792,233	25,335
Payments for acquisition of treasury shares	(5,333,406)	–	–
Proceeds from partial disposal of interests in subsidiaries	8,910,346	–	–
Increase (decrease) in non-controlling interests	36,517	(3,062,199)	(97,928)
Other financing activities items	(1,035)	12,342	395

Net cash generated from (used in) financing activities	12,187,343	(11,839,770)	(378,630)

EFFECTS OF EXCHANGE RATE
CHANGES ON THE BALANCE OF
CASH AND CASH EQUIVALENTS	1,916,095	(5,324,895)	(170,288)

NET DECREASE IN CASH AND CASH
EQUIVALENTS	(9,284,696)	(17,589,761)	(562,512)

CASH AND CASH EQUIVALENTS AT THE BEGINNING
OF THE PERIOD	51,694,410	55,251,181	1,766,907

CASH AND CASH EQUIVALENTS AT THE END OF
THE PERIOD	$42,409,714	$37,661,420	$1,204,395

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015 AND 2016

(Amounts in Thousands, Unless Stated Otherwise)
(Unaudited)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

The Company’s ordinary shares are listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”. Since September 2000, the Company’s ordinary shares have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”). The ordinary shares of its subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd (“USISH”), are listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231”.

The condensed consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The condensed consolidated financial statements were authorized for issue by management on November 7, 2016.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IFRSs”)

a.	Amendments to IFRSs that are mandatorily effective for the current year

In the current year, the Group has applied the following new, revised or amended standards and interpretations that have been issued and effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by International Accounting Standards Board (“IASB”) (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs: 2012-2014 Cycle	January 1, 2016 (Note 2)
Amendments to IFRS 10, IFRS 12 and International Accounting Standard (“IAS”) 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by International Accounting Standards Board (“IASB”) (Note 1)

IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

(Concluded)

Note 1:      The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

Note 2:      The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are applied retrospectively for annual periods beginning on or after January 1, 2016.

The adoption of aforementioned standards or interpretations have no material effect on the Group’s accounting policies.

b.	New, revised or amended standards and interpretations in issue but not yet effective

The Group has not applied the following new, revised or amended standards and interpretations that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by the IASB
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017

Note:	The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

c.	Significant changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective

Except for the following, the Group believes that the adoption of aforementioned new, revised or amended standards and interpretations will not have a material effect on the Group’s accounting policies. As of the date that the accompanying condensed consolidated financial statements were authorized for issue, the Group continues in evaluating the impact on its financial position and operating results as a result of the initial adoption of the below standards and interpretations. The related impact will be disclosed when the Group completes the evaluation.

IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below.

For the Group’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

1)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

2)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Group may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gains or losses previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Group takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

The amendments stipulated that, when the Group sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the gain or loss resulting from the transaction is recognized in full. Also, when the Group loses control over a subsidiary that contains a business but retains significant influence or joint control, the gain or loss resulting from the transaction is recognized in full.

Conversely, when the Group sells or contributes assets that do not constitute a business to an associate or joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the Group’s share of the gain or loss is eliminated. Also, when the Group loses control over a subsidiary that does not contain a business but retains significant influence or joint control in an associate or a joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the Group’s share of the gain or loss is eliminated.

IFRS 15 “Revenue from Contracts with Customers” and amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2018.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

—	Identify the contract with the customer;

—	Identify the performance obligations in the contract;

—	Determine the transaction price;

—	Allocate the transaction price to the performance obligations in the contracts; and

—	Recognize revenue when the entity satisfies a performance obligation.

In identifying performance obligations, IFRS 15 and related amendment require that a good or service is distinct if it is capable of being distinct (for example, the Group regularly sells it separately) and the promise to transfer it is distinct within the context of the contract (i.e. the nature of the promise in the contract is to transfer each of those goods or services individually rather than to transfer combined items).

When IFRS 15 and related amendment are effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Group is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Group may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Group should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Group as lessor.

When IFRS 16 becomes effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”

The amendment clarifies that the difference between the carrying amount of the debt instrument measured at fair value and its tax base gives rise to a temporary difference, even though there are unrealized losses on that asset, irrespective of whether the Group expects to recover the carrying amount of the debt instrument by sale or by holding it and collecting contractual cash flows.

In addition, in determining whether to recognize a deferred tax asset, the Group should assess a deductible temporary difference in combination with all of its other deductible temporary differences, unless the tax law restricts the utilization of losses to deduction against income of a specific type, in which case, a deductible temporary difference is assessed in combination only with other deductible temporary differences of the appropriate type. The amendment also stipulates that, when determining whether to recognize a deferred tax asset, the estimate of probable future taxable profit may include some of the Group’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Group will achieve this, and that the estimate for future taxable profit should exclude tax deductions resulting from the reversal of deductible temporary differences.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated financial statements are not subject to qualification relating to the application of IFRSs.

The consolidated financial statements are condensed as they do not include all of the information required for a complete set of annual financial statements, and they should be read in conjunction with the Group’s annual audited consolidated financial statements and related notes thereto for the year ended December 31, 2015 prepared in accordance with IFRSs.

b.	Basis of consolidation

Subsidiaries included in condensed consolidated financial statements were as follows:

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	December 31, 2015	September 30, 2016

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0
USI Inc. (“USIINC”)	Engaged in investing activity and established in April 2015	Nantou, ROC	99.2	99.2
Luchu Development Corporation	Engaged in the development of real estate properties	Taipei, ROC	86.1	86.1
TLJ Intertech Inc. (“TLJ”)	Engaged in information software services and 60% shareholdings were acquired by ASE Test, Inc. in May 2016	Taipei, ROC	–	60.0
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0
ASE (Korea) Inc.	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0
ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited, Cayman Islands	Holding company	British Cayman Islands	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
ASE Module (Shanghai) Inc.	Will engage in the production and sale of electronic components and printed circuit boards	Shanghai, China	100.0	100.0
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Fan Department Store Co., Ltd.	Will engage in department store business and was established in July 2016	Shanghai, China	–	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0

(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	December 31, 2015	September 30, 2016

ASE Holdings (Singapore) Pte. Ltd.	Holding company	Singapore	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Trading (Shanghai) Ltd.	Engaged in trading activity	Shanghai, China	100.0	100.0
Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2
Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	99.2	99.2
Rising Capital Investment Limited	Holding company	British Virgin Islands	99.2	99.2
Rise Accord Limited	Holding company	British Virgin Islands	99.2	99.2
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2
USI Enterprise Limited (“USIE”)	Engaged in the services of investment advisory and warehousing management	Hong Kong	96.7	98.8
Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	75.7	77.3
Universal Global Technology Co., Limited	Holding company	Hong Kong	75.7	77.3
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	75.7	77.3
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	75.7	77.3
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	Shanghai, China	75.7	77.3
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	75.7	77.3
Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	75.7	77.3
USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	75.7	77.3
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	75.7	77.3
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	75.7	77.3
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	75.7	77.3
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	Nantou, ROC	99.0	76.5

(Concluded)

c.	Other significant accounting policies

Except for the following, the accounting policies applied in these condensed consolidated financial statements are consistent with those applied in the Group’s consolidated financial statements for the year ended December 31, 2015.

1)	Retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant plan amendments, settlements, or other significant one-off events.

2)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

d.	U.S. Dollar Amounts

A translation of the condensed consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$31.27 to US$1.00 as of September 30, 2016. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Except those discussed below, the same critical accounting judgments and key sources of estimation uncertainty of condensed consolidated financial statements have been followed in these condensed consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2015.

For the associate accounted for using the equity method, the Group recognized goodwill which is included within the carrying amount of the investment as of each investment date as the excess of cost of investments over the Group’s share of the net fair value of the associate’s identifiable assets acquired and the liabilities assumed at the respective investment dates; as a result, it involves critical accounting judgment and estimates when determining aforementioned fair values. The management engaged external appraiser to identify and evaluate the associate’s identifiable tangible assets, intangible assets and liabilities. The scope of such evaluation includes assumptions as current replacement cost of tangible assets, the categories of intangible assets and their expected economic benefits, growth rates and discount rates used in cash flow analysis. The amounts of differences between fair value of identified tangible and intangible assets and the carrying amount at each respective investment dates are depreciated or amortized over their remaining useful lives or expected future economic benefit lives. The management considered that the related evaluation and assumption has appropriately reflected the fair value of identifiable assets acquired and liabilities assumed.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Cash on hand	$8,806	$8,146	$260
Checking accounts and demand deposits	50,291,823	29,027,930	928,300
Cash equivalents	4,950,552	8,625,344	275,835

	$55,251,181	$37,661,420	$1,204,395

Cash equivalents include time deposits that are of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investments or other purposes.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS (“FVTPL”)

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Financial assets designated as at FVTPL

Private-placement convertible bonds	$100,500	$100,583	$3,217
Structured time deposits	1,646,357	–	–
	1,746,857	100,583	3,217

Financial assets held for trading

Open-end mutual funds	573,242	584,424	18,689
Forward exchange contracts	18,913	55,645	1,779
Swap contracts	1,452,611	38,451	1,230
Quoted shares	37,058	34,728	1,111
Foreign currency option contracts	5,020	–	–
	2,086,844	713,248	22,809

	$3,833,701	$813,831	$26,026

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 19)	$2,632,565	$2,224,051	$71,124
Swap contracts	290,176	1,708,293	54,631
Forward exchange contracts	69,207	10,825	346
Interest rate swap contracts	119	8,791	281
Foreign currency option contracts	13,659	1,560	50

	$3,005,726	$3,953,520	$126,432

The Group invested in structured time deposits and private-placement convertible bonds, and all included embedded derivative instruments which are not closely related to the host contracts. The Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Sell NT$/Buy US$	2016.01-2016.12	NT$57,554,138/US$1,802,834
Sell US$/Buy CNY	2016.01-2016.03	US$353,881/CNY2,255,872
Sell US$/Buy JPY	2016.03	US$67,125/JPY8,240,000
Sell US$/Buy NT$	2016.01	US$91,750/NT$3,005,494

(Continued)

		Notional Amount
Currency	Maturity Period	(In Thousands)

September 30, 2016

Sell EUR/Buy US$	2016.10	EUR4,960/US$5,573
Sell JPY/Buy US$	2016.10	JPY38,308/US$380
Sell NT$/Buy US$	2016.10-2017.09	NT$62,646,431/US$1,951,500
Sell US$/Buy CNY	2016.10	US$52,535/CNY349,800
Sell US$/Buy JPY	2016.11-2016.12	US$83,036/JPY8,420,000
Sell US$/Buy KRW	2016.10-2016.11	US$20,000/KRW22,232,000
Sell US$/Buy NT$	2016.10-2016.11	US$51,600/NT$1,621,665

(Concluded)

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Sell NT$/Buy US$	2016.02	NT$325,400/US$10,000
Sell US$/Buy CNY	2016.01-2016.03	US$121,000/CNY780,252
Sell US$/Buy JPY	2016.01	US$14,000/JPY1,713,388
Sell US$/Buy KRW	2016.01	US$8,000/KRW9,420,350
Sell US$/Buy MYR	2016.01-2016.02	US$6,000/MYR25,525
Sell US$/Buy NT$	2016.01-2016.03	US$155,000/NT$5,088,230
Sell US$/Buy SGD	2016.01-2016.02	US$11,400/SGD16,079

September 30, 2016

Sell NT$ /Buy US$	2016.10-2016.11	NT$10,147,295/US$325,000
Sell US$/Buy CNY	2016.10-2016.11	US$65,000/CNY433,976
Sell US$/Buy JPY	2016.10-2016.11	US$21,864/JPY2,227,835
Sell US$/Buy KRW	2016.10-2016.11	US$26,400/KRW29,134,690
Sell US$/Buy MYR	2016.10-2016.11	US$9,000/MYR36,944
Sell US$/Buy SGD	2016.10-2016.12	US$11,100/SGD14,988

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Currency	Maturity Period	(In Thousands)

December 31, 2015

Buy US$ Call/CNY Put	2017.08 (Note)	US$2,000/CNY13,800
Buy US$ Put/CNY Call	2016.03	US$20,000/CNY131,600
Sell US$ Put/CNY Call	2017.08 (Note)	US$1,000/CNY 6,900

September 30, 2016

Buy US$ Call/CNY Put	2017.08 (Note)	US$2,000/CNY13,800
Sell US$ Put/CNY Call	2017.08 (Note)	US$1,000/CNY 6,900

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts, or the contracts will be early terminated, or both parties will have no obligation to settle the contracts when the specific criteria is met. Partial of the aforementioned outstanding contracts as of September 30, 2015 were early terminated.

At each balance sheet date, the outstanding interest rate swap contracts not accounted for hedge accounting were as follows:

Maturity Period	Notional Amounts (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2015

2016.10	NT$1,000,000	4.60% (Fixed)	0.00%-5.00% (Floating)

September 30, 2016

2016.10	NT$1,000,000	4.60% (Fixed)	0.00%-5.00% (Floating)

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Unquoted ordinary shares	$249,217	$506,502	$16,197
Limited partnership	476,612	448,913	14,356
Quoted ordinary shares	197,580	160,243	5,124
Open-end mutual funds	16,037	44,207	1,414
Unquoted preferred shares	15,260	14,166	453
	954,706	1,174,031	37,544
Current	30,344	70,092	2,241

Non-current	$924,362	$1,103,939	$35,303

9.	TRADE RECEIVABLES, NET

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Trade receivables	$45,014,393	$52,063,840	$1,664,977
Less: Allowance for doubtful debts	82,906	54,262	1,735

Trade receivables, net	$44,931,487	$52,009,578	$1,663,242

a.	Trade receivables

The Group’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

As of December 31, 2015 and September 30, 2016, except that the Group’s five largest customers accounted for 26% and 33% of accounts receivable, respectively, the concentration of credit risk is insignificant for the remaining accounts receivable.

Aging of receivables based on the past due date

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Not past due	$40,409,227	$47,741,458	$1,526,750
1 to 30 days	3,901,300	3,695,299	118,174
31 to 90 days	495,664	532,980	17,044
More than 91 days	208,202	94,103	3,009

Total	$45,014,393	$52,063,840	$1,664,977

Aging of receivables that were past due but not impaired

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

1 to 30 days	$3,086,796	$3,669,497	$117,349
31 to 90 days	344,265	333,527	10,666

Total	$3,431,061	$4,003,024	$128,015

Except for those impaired, the Group had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered collectible. The Group did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Group to counterparties.

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2015	$28,305	$55,840	$84,145
Impairment losses recognized	20,411	2,888	23,299
Amount written off as uncollectible	–	(208)	(208)
Effect of foreign currency exchange differences	(177)	(871)	(1,048)

Balance at September 30, 2015	$48,539	$57,649	$106,188

Balance at January 1, 2016	$39,046	$43,860	$82,906
Impairment losses recognized (reversed)	(29,013)	1,349	(27,664)
Effect of foreign currency exchange differences	(691)	(289)	(980)

Balance at September 30, 2016	$9,342	$44,920	$54,262

	Impaired Individually	Impaired Collectively	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2016	$1,249	$1,402	$2,651
Impairment losses recognized (reversed)	(928)	43	(885)
Effect of foreign currency exchange differences	(22)	(9)	(31)

Balance at September 30, 2016	$299	$1,436	$1,735

b.	Transfers of financial assets

Factored trade receivables of the Company were as follows:

Counterparties		Receivables Sold (In Thousands)		Amounts Collected (In Thousands)		Advances Received At Period-end (In Thousands)	Interest Rates on Advances Received (%)		Credit Line (In Thousands)

For the nine months ended September 30, 2015
Citi bank	US$	47,555	US$	–	US$	47,555	1.03	US$	92,000

For the nine months ended September 30, 2016
Citi bank	US$	–	US$	41,849	US$	–	–	US$	66,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks. The Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory notes amounted to US$5,000 thousand and US$2,000 thousand as of December 31, 2015 and September 30, 2016, respectively. As of September 30, 2016, there was no significant losses from commercial disputes in the past and the Company does not expect any significant commercial dispute losses in the foreseeable future.

10.	INVENTORIES

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Finished goods	$10,012,182	$6,639,252	$212,320
Work in process	1,692,346	4,664,874	149,180
Raw materials	9,672,894	11,071,692	354,068
Supplies	852,251	788,774	25,225
Raw materials and supplies in transit	1,028,606	470,561	15,048

	$23,258,279	$23,635,153	$755,841

The cost of inventories recognized as operating costs for the nine months ended September 30, 2015 and 2016 were NT$170,887,198 thousand and NT$158,489,852 thousand (US$5,068,431 thousand), respectively, which included write-down of inventories at NT$3,724 thousand and NT$313,124 thousand (US$10,013 thousand), respectively.

11.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$5,431	$667	$21
Construction in progress	23,956,678	22,453,205	718,043
Land held for construction	1,751,429	1,687,526	53,967

	$25,713,538	$24,141,398	$772,031

Land and buildings held for sale located in Shanghai Zhangjiang was completed and successively sold. Construction in progress is mainly located on Caobao Road and Hutai Road in Shanghai, China and Lidu Road and Xinhong Road in Kun Shan, China. The capitalized borrowing costs for the nine months ended September 30, 2015 and 2016 is disclosed in Note 23.

As of December 31, 2015 and September 30, 2016, inventories related to real estate business of NT$24,837,046 thousand and NT$11,978,732 thousand (US$383,074 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 34 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

12.	OTHER FINANCIAL ASSETS

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Unsecured subordinate corporate bonds	$–	$1,000,000	$31,980
Time deposits with original maturity over three months	220,545	948,086	30,319
Pledged time deposits (Note 34)	207,359	235,913	7,544
Guarantee deposits	197,513	210,966	6,746
Others (Note 34)	22,254	7,592	243
	647,671	2,402,557	76,832
Current	301,999	1,047,303	33,492

Non-current	$345,672	$1,355,254	$43,340

In June 2016, the Group acquired 1,000 units of perpetual unsecured subordinate corporate bonds in the amount of NT$1,000,000 thousand (US$31,037 thousand). The corporate bonds are in denomination of NT$1,000 thousand with annual interest rate at 3.5% as of September 30, 2016.

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Investments in associates	$36,508,403	$48,869,930	$1,562,838
Investments in joint ventures	613,841	703,684	22,503

	$37,122,244	$49,573,614	$1,585,341

a.	Investments in associates

1)	Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount
		Operating	December 31, 2015	September 30, 2016
Name of Associate	Main Business	Location	NT$	NT$	US$ (Note 4)

Material associate
Siliconware Precision Industries Co., Ltd. (“SPIL”)	Engaged in assembly, testing and turnkey services of integrated circuits	ROC	$35,141,701	$45,675,004	$1,460,665
Associates that are not individually material
Deca Technologies Inc.（”DECA”）	Holding company and the group engaged in manufacturing, development and marketing of wafer level packaging and interconnect technology	British Cayman Islands	–	1,892,542	60,523
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	1,294,191	1,266,121	40,490
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	332,444	324,959	10,392
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in manufacturing of integrated circuit	ROC	40,216	11,453	366
			36,808,552	49,170,079	1,572,436
	Less: Deferred gain on transfer of land		300,149	300,149	9,598

			$36,508,403	$48,869,930	$1,562,838

2)	At each balance sheet date, the percentages of ownership held by the Group were as follows:

	December 31, 2015	September 30, 2016

SPIL	24.99%	33.29%
DECA	–	22.07%
HC	26.22%	26.22%
HCK	27.31%	27.31%
AMPI	18.24%	17.38%

3)	In September 2015, the Company acquired 725,749 thousand ordinary shares and 10,650 thousand units of ADS (one ADS represents five ordinary shares) of SPIL at NT$45 per ordinary share. The percentage of ownership was 24.99% and, as a result, the Company obtained significant influence over SPIL.

In March and April 2016, the Company acquired additional 258,300 thousand ordinary shares and ADS (one ADS represents five ordinary shares) of SPIL from open market with a total consideration of NT$13,735,498 thousand (US$439,255 thousand) which was paid in cash. As the result, the percentage of ownership increased from 24.99% to 33.29%.

As of September 30, 2016, the Company has completed the identification of the difference between the cost of the investment and the Company’s share of the net fair value of SPIL’s identifiable assets and liabilities. Therefore, the Company has retrospectively adjusted the comparative financial statements for prior periods. As of December 31, 2015, the retrospective adjustments are summarized as follows:

	Before adjusted	After adjusted
	NT$	NT$

Investments accounted for using the equity method - SPIL	$35,423,058	$35,141,701
Retained earnings	$53,981,305	$53,699,948

In June 2016, the Company’s board of directors approved to enter into and execute a joint share exchange agreement with SPIL. Please refer to Note 37.

4)	In July 2016, the Company acquired 98,490 thousand preferred shares issued by DECA at US$0.608 per share with a total consideration of NT$1,934,062 thousand (US$59,882 thousand). The percentage of ownership was 22.07% and the Company obtained significant influence over DECA. As of September 30, 2016, the Company has not completed the identification of the difference between the cost of the investment and the Company’s share of the net fair value of DECA’s identifiable assets and liabilities.

5)	The convertible bond holders of AMPI exercised the conversion option in September 2016 and, as a result, the percentage of ownership held by the Company decreased from 18.24% to 17.38%.

6)	Fair values (Level 1 inputs in terms of IFRS 13) of investments in associates with available published price quotation are summarized as follows:

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

SPIL	$40,741,700	$48,753,100	$1,559,101
HC	$1,149,549	$1,170,138	$37,420
AMPI	$104,255	$83,271	$2,663

7)	Summarized financial information in respect of the Group’s material associate

The summarized financial information below represents amounts shown in SPIL’s consolidated financial statements prepared in accordance with IFRSs as issued by IASB and adjusted by the Group for equity method accounting purposes.

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Current assets	$48,785,212	$44,914,756	$1,436,353
Non-current assets	74,424,040	75,278,522	2,407,372
Current liabilities	(30,677,239)	(30,432,003)	(973,201)
Non-current liabilities	(23,002,788)	(26,339,259)	(842,317)

Equity	$69,529,225	$63,422,016	$2,028,207

Proportion of the Group’s ownership	24.99%	33.29%	33.29%

(Continued)

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Net assets attributable to the Group	$17,375,353	$21,113,189	$675,190
Adjustments for fair value of identifiable assets acquired
Goodwill	8,254,294	12,782,259	408,770
Tangible assets	3,249,580	3,819,232	122,137
Intangible assets	6,268,474	7,960,324	254,568

Carrying amount	$35,141,701	$45,675,004	$1,460,665

(Concluded)

The above tangible assets and intangible assets are mainly depreciated or amortized over 10 years.

	For the Nine Months Ended September 30, 2016
	NT$	US$ (Note 4)

Operating revenue	$62,934,405	$2,012,613
Gross profit	$14,121,937	$451,613
Profit before income tax	$8,292,368	$265,186

Net profit for the period	$7,253,481	$231,963
Other comprehensive loss for the period	(1,518,518)	(48,562)

Total comprehensive income for the period	$5,734,963	$183,401
Cash dividends received from SPIL	$3,941,740	$126,055

8)	Aggregate information of associates that are not individually material

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

The Group’s share of:
Net profit (loss) for the period	$118,754	$(13,186)	$(422)
Other comprehensive loss for the period	(62,823)	(37,574)	(1,201)

Total comprehensive income (loss) for the period	$55,931	$(50,760)	$(1,623)

The investments accounted for using the equity method and the share of profit or loss and other comprehensive loss of the investments in associates for the nine months ended September 30, 2015 and 2016 was based on the associates’ financial statements prepared in accordance with IFRSs as issued by IASB and adjusted by the Group for equity method accounting purposes.

b.	Investments in joint ventures

1)	The Group’s investment in joint ventures that are not individually material and were accounted for using the equity method consisted of ASE Embedded Electronics Inc. (“ASEEE”). In May 2015, the Group and TDK Corporation (“TDK”) entered into an agreement to establish a joint venture to invest in ASEEE. The Croup invested NT$618,097 thousand in August 2015 and participated ASEEE’s capital increase in cash with NT$146,903 thousand (US$4,698 thousand) in September 2016. As of December 31, 2015 and September 30, 2016, the percentage of ownership are both 51%. ASEEE are located in ROC and engaged in the production of embedded substrate. According to the joint arrangement, the Group and TDK must act together to direct the relevant operating activities and, as a result, the Group does not control ASEEE. The investment in ASEEE is accounted for using the equity method.

2)	Aggregate information of joint venture that is not individually material

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

The Group’s share of net loss and total comprehensive loss for the period	$(195)	$(57,252)	$(1,831)

3)	The investments accounted for using the equity method and the share of loss and other comprehensive loss for the investments in the joint venture for the nine months ended September 30, 2015 and 2016, respectively, was based on the joint venture’s financial statements prepared in accordance with IFRSs as issued by IASB and adjusted by the Group for equity method accounting purposes.

14.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Land	$3,381,300	$3,339,803	$106,805
Buildings and improvements	59,801,054	57,676,078	1,844,454
Machinery and equipment	78,715,309	73,399,437	2,347,280
Other equipment	1,814,994	1,841,436	58,888
Construction in progress and machinery in transit	6,284,418	8,952,101	286,284

	$149,997,075	$145,208,855	$4,643,711

For the nine months ended September 30, 2015

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$3,348,018	$86,725,254	$233,669,627	$7,182,574	$5,862,217	$336,787,690
Additions	–	53,050	173,239	204,926	22,698,232	23,129,447
Disposals	–	(202,257)	(5,877,465)	(203,255)	(8,992)	(6,291,969)

(Continued)

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Reclassification	$–	$6,638,011	$14,094,445	$289,476	$(20,893,867)	$128,065
Effect of foreign currency exchange differences	34,556	34,066	31,141	40,687	207,628	348,078

Balance at September 30,2015	$3,382,574	$93,248,124	$242,090,987	$7,514,408	$7,865,218	$354,101,311

Accumulated depreciation and impairment

Balance at January 1, 2015	$–	$30,329,544	$149,497,980	$5,365,887	$7,164	$185,200,575
Depreciation expense	–	3,537,606	17,636,686	576,456	–	21,750,748
Impairment losses recognized	–	117,646	31,155	–	2,290	151,091
Disposals	–	(185,390)	(5,693,081)	(196,852)	–	(6,075,323)
Reclassification	–	322	601	(4,102)	–	(3,179)
Effect of foreign currency exchange differences	–	(65,898)	126,631	35,553	–	96,286

Balance at September 30,2015	$–	$33,733,830	$161,599,972	$5,776,942	$9,454	$201,120,198

(Concluded)

For the nine months ended September 30, 2016

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2016	$3,381,300	$94,447,932	$243,283,607	$7,722,408	$6,397,760	$355,233,007
Additions	–	(19,825)	100,380	76,145	21,128,121	21,284,821
Disposals	–	(387,024)	(8,033,648)	(84,143)	(215,773)	(8,720,588)
Reclassification	–	3,316,244	14,388,566	594,599	(18,299,584)	(175)
Acquisitions through business combinations	–	–	–	1,159	–	1,159
Effect of foreign currency exchange differences	(41,497)	(2,534,611)	(4,762,613)	(194,188)	(42,550)	(7,575,459)

Balance at September 30, 2016	$3,339,803	$94,822,716	$244,976,292	$8,115,980	$8,967,974	$360,222,765

Accumulated depreciation and impairment

Balance at January 1, 2016	$–	$34,646,878	$164,568,298	$5,907,414	$113,342	$205,235,932
Depreciation expense	–	3,845,108	17,236,723	612,940	–	21,694,771
Impairment losses recognized	–	620	876,153	5,564	4,509	886,846
Disposals	–	(332,480)	(7,790,959)	(76,588)	(100,049)	(8,300,076)
Reclassification	–	(5,200)	2,979	2,221	–	–
Acquisitions through business combinations	–	–	–	824	–	824
Effect of foreign currency exchange differences	–	(1,008,288)	(3,316,339)	(177,831)	(1,929)	(4,504,387)

Balance at September 30, 2016	$–	$37,146,638	$171,576,855	$6,274,544	$15,873	$215,013,910

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Cost

Balance at January 1,2016	$108,132	$3,020,401	$7,780,096	$246,959	$204,597	$11,360,185
Additions	–	(634)	3,210	2,435	675,667	680,678
Disposals	–	(12,377)	(256,912)	(2,691)	(6,900)	(278,880)
Reclassification	–	106,052	460,140	19,015	(585,212)	(5)
Acquisitions through business combinations	–	–	–	37	–	37
Effect of foreign currency exchange differences	(1,327)	(81,056)	(152,306)	(6,210)	(1,361)	(242,260)

Balance at September 30,2016	$106,805	$3,032,386	$7,834,228	$259,545	$286,791	$11,519,755

Accumulated depreciation and impairment

Balance at January 1,2016	$–	$1,107,991	$5,262,817	$188,916	$3,625	$6,563,349
Depreciation expense	–	122,965	551,222	19,602	–	693,789
Impairment losses recognized	–	20	28,019	178	144	28,361
Disposals	–	(10,633)	(249,151)	(2,449)	(3,200)	(265,433)
Reclassification	–	(166)	95	71	–	–
Acquisitions through business combinations	–	–	–	26	–	26
Effect of foreign currency exchange differences	–	(32,245)	(106,054)	(5,687)	(62)	(144,048)

Balance at September 30,2016	$–	$1,187,932	$5,486,948	$200,657	$507	$6,876,044

Due to the Group’s future operation plans and capacity evaluation or production demands in segment of packaging and testing, the Group believed that a portion of property, plant and equipment was not used and recognized an impairment loss of NT$151,091 thousand and NT$886,846 thousand (US$28,361 thousand) under the line item of other operating income and expenses in the consolidated statements of comprehensive income for the nine months ended September 30, 2015 and 2016, respectively. The recoverable amount of a portion of the impaired property, plant and equipment is determined by its fair value less costs of disposal, of which the fair value is based on the quoted prices of assets with similar obsolescence provided by the vendors in market. The recent quoted prices of assets are a Level 3 input in terms of IFRS 13 because the market is not very active. The recoverable amount of the other portion of the impaired property, plant and equipment is determined on the basis of its value in use. The Group expects to derive zero future cash flows from these assets.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the nine months ended September 30, 2015 and 2016 ,respectively, are disclosed in Note 23.

15.	GOODWILL

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2015	$12,434,411	$1,988,996	$10,445,415
Effect of foreign currency exchange differences	63,855	–	63,855

Balance at September 30, 2015	$12,498,266	$1,988,996	$10,509,270

Balance at January 1, 2016	$12,495,515	$1,988,996	$10,506,519
Acquisitions through business combinations	83,892	–	83,892
Effect of foreign currency exchange differences	(77,963)	–	(77,963)

Balance at September 30, 2016	$12,501,444	$1,988,996	$10,512,448

	Cost	Accumulated impairment	Carrying amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2016	$399,601	$63,607	$335,994
Acquisitions through business combinations	2,683	–	2,683
Effect of foreign currency exchange differences	(2,494)	–	(2,494)

Balance at September 30, 2016	$399,790	$63,607	$336,183

16.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Customer relationships	$274,402	$214,167	$6,849
Computer software	953,322	954,310	30,518
Patents and acquired specific technology	15,696	411,530	13,161
Others	138,673	124,662	3,987

	$1,382,093	$1,704,669	$54,515

For the nine months ended September 30, 2015

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$1,579,015	$2,882,932	$2,139,138	$184,409	$6,785,494
Additions	–	392,235	209	1,063	393,507
Disposals or derecognization	–	(2,941)	(1,983,914)	(205)	(1,987,060)
Reclassification	–	15,034	–	–	15,034
Effect of foreign currency exchange differences	–	(15,596)	(17)	121	(15,492)

Balance at September 30, 2015	$1,579,015	$3,271,664	$155,416	$185,388	$5,191,483

Accumulated amortization

Balance at January 1, 2015	$1,077,514	$2,084,805	$2,118,254	$37,050	$5,317,623
Amortization expense	157,876	242,100	8,382	13,114	421,472
Disposals or derecognization	–	(2,245)	(1,983,914)	–	(1,986,159)
Reclassification	–	3,160	–	–	3,160
Effect of foreign currency exchange differences	–	(10,506)	(3,555)	161	(13,900)

Balance at September 30, 2015	$1,235,390	$2,317,314	$139,167	$50,325	$3,742,196

For the nine months ended September 30, 2016

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2016	$915,636	$3,338,360	$154,082	$193,338	$4,601,416
Additions (Note 33)	–	282,739	403,543	1,246	687,528
Disposals	–	(36,542)	(30)	–	(36,572)
Acquisitions through business combinations	–	–	1,074	30	1,104
Effect of foreign currency exchange differences	–	(65,196)	(4,318)	(2,327)	(71,841)

Balance at September 30, 2016	$915,636	$3,519,361	$554,351	$192,287	$5,181,635

Accumulated amortization

Balance at January 1, 2016	$641,234	$2,385,038	$138,386	$54,665	$3,219,323
Amortization expense	60,235	260,597	9,938	13,098	343,868
Disposals	–	(28,772)	(30)	–	(28,802)
Acquisitions through business combinations	–	–	483	23	506
Effect of foreign currency exchange differences	–	(51,812)	(5,956)	(161)	(57,929)

Balance at September 30, 2016	$701,469	$2,565,051	$142,821	$67,625	$3,476,966

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2016	$29,282	$106,759	$4,927	$6,183	$147,151
Additions (Note 33)	–	9,042	12,905	40	21,987
Disposals	–	(1,169)	(1)	–	(1,170)
Acquisitions through business combinations	–	–	34	1	35
Effect of foreign currency exchange differences	–	(2,085)	(137)	(74)	(2,296)

Balance at September 30, 2016	$29,282	$112,547	$17,728	$6,150	$165,707

(Continued)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Accumulated amortization

Balance at January 1, 2016	$20,507	$76,272	$4,426	$1,748	$102,953
Amortization expense	1,926	8,334	318	419	10,997
Disposals	–	(920)	(1)	–	(921)
Acquisitions through business combinations	–	–	15	1	16
Effect of foreign currency exchange differences	–	(1,657)	(191)	(5)	(1,853)

Balance at September 30, 2016	$22,433	$82,029	$4,567	$2,163	$111,192

(Concluded)

Each class of other intangible assets, except a portion of customer relationships amortized based on the pattern in which the economic benefits are consumed, were amortized on the straight-line basis over the following useful lives:

Customer relationships	11 years
Computer software	2-5 years
Patents and acquired specific technology	5-15 years
Others	5-32 years

17.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represent land use right located in China with periods for use from 50 to 70 years.

18.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.57%-5.78% and 0.21%-7.98% as of December 31, 2015 and September 30, 2016, respectively.

b.	Short-term bills payable

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Commercial papers	$4,350,000	$2,000,000	$63,959
Less: unamortized discounts	1,946	658	21

	$4,348,054	$1,999,342	$63,938

Annual interest rate	0.78%	0.67%

c.	Long-term borrowings

1)	Bank loans

As of December 31, 2015 and September 30, 2016, the long-term bank loans with fixed interest rates were both NT$1,500,000 thousand (US$47,970 thousand) with annual interest rates at 1.17%. The long-term bank loans with fixed interest rate will be repayable through December 2018. The others with floating interest rates consisted of the followings:

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Working capital bank loans
Syndicated bank loans - repayable through January 2017 to July 2018, annual interest rates were 1.56%-1.92% and 1.94% as of December 31, 2015 and September 30, 2016, respectively	$12,159,037	$8,968,960	$286,823
Others - repayable through October 2016 to August 2019, annual interest rates were 0.90%-3.98% and 0.74%-4.33% as of December 31, 2015 and September 30, 2016, respectively	25,660,638	33,147,893	1,060,054
Mortgage loans
Repayable through December 2016 to June 2023, annual interest rates were both 4.95%-5.39% as of December 31, 2015 and September 30, 2016.	3,251,139	4,607,809	147,356
	41,070,814	46,724,662	1,494,233
Less: unamortized arrangement fee	18,670	9,596	307
	41,052,144	46,715,066	1,493,926
Less: current portion	2,057,465	6,272,817	200,602

Long-term borrowings	$38,994,679	$40,442,249	$1,293,324

Pursuant to the above syndicated bank loans agreements, the Company and some of its subsidiaries should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements or subsidiaries’ annual audited financial statements. The Group was in compliance with all of the loan covenants as of December 31, 2015 and June 30, 2016. The Company’s subsidiaries were in compliance with all of the loan covenants as of December 31, 2015.

The Group had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of loans on a long-term basis. Therefore, NT$2,105,883 thousand were not classified as current portion of long-term borrowings as of December 31, 2015.

2)	Bills payable

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Unsecured commercial paper	$2,000,000	$2,000,000	$63,959
Less: unamortized arrangement fee	1,011	1,062	34

Long-term borrowings	$1,998,989	$1,998,938	$63,925

Annual interest rates	1.03%	0.97%

The commercial paper contract was entered into with Ta Ching Bills Finance Corporation in December 2015 and the duration is three years.

19.	BONDS PAYABLE

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Repayable at maturity in January 2021 and interest due annually with annual interest rate at 1.30%	$–	$7,000,000	$223,857
Repayable at maturity in January 2023 and interest due annually with annual interest rate at 1.50%	–	2,000,000	63,959
Unsecured convertible overseas bonds
US$400,000 thousand	13,130,000	12,544,000	401,151
US$200,000 thousand (linked to New Taiwan dollar)	6,185,600	6,185,600	197,813
Secured overseas bonds - secured by the Company
US$300,000 thousand, repayable at maturity in July 2017; interest due semi-annually with annual interest rate 2.125%	9,847,500	9,408,000	300,864
CNY500,000 thousand, with annual interest rate at 4.25% and repaid in September 2016	2,527,489	–	–
Secured domestic bonds - secured by banks
With annual interest rate at 1.45% and repaid in August 2016	8,000,000	–	–
	39,690,589	37,137,600	1,187,644
Less: discounts on bonds payable	1,264,339	881,000	28,174
	38,426,250	36,256,600	1,159,470
Less: current portion	14,685,866	9,384,865	300,124

	$23,740,384	$26,871,735	$859,346

The Group had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of the bonds payable on a long-term basis. Therefore, NT$8,000,000 thousand was not classified as current portion of bonds payable as of December 31, 2015.

a.	In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert the Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2015 and September 30, 2016, the conversion price were NT$30.28 and NT$28.99 (US$0.93), respectively.

The Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after the third anniversary of the offering date provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, redemption option and put option (collectively the “Bonds Options”) aggregately recognized as financial liabilities at FVTPL. The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand on initial recognition.

b.	In July 2015, the Company offered the forth unsecured convertible overseas bonds (the “Currency Linked Bonds”) in US$200,000 thousand. The Currency Linked Bonds is zero coupon bonds with the maturity of 2.75 years, in denominations of US$200 thousand or in any integral multiples thereof. Repayment, redemption and put amount denominated in U.S. dollar will be converted into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 (the “Fixed Exchange Rate”) and then converted back to U.S. dollar amount using the applicable prevailing rate at the time of repayment, redemption or put. Each holder of the Currency Linked Bonds has the right at any time on or after August 11, 2015 and up to (and including) March 17, 2018, except during legal lock-up period, to convert the Currency Linked Bonds into common shares at the conversion price NT$54.55, determined on the basis of the Fixed Exchange Rate. The Company’s treasury shares will be available for delivery upon conversion of the Currency Linked Bonds. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2015 and September 30, 2016, the conversion price was NT$51.73 and NT$49.52 (US$1.58), respectively.

The Currency Linked Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after March 19, 2018 provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 out of 30 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Currency Linked Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Currency Linked Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Currency Linked Bonds (1) in the event of a change of control, or (2) in the event of delisting.

The Currency Linked Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, recognized as capital surplus. The effective interest rate of the debt host contract was 1.58% and the fair value of the conversion option was NT$214,022 thousand on initial recognition.

c.	To focus on corporate sustainability and to carry out the commitment to environmental protection and energy conservation, Anstock II Limited, a subsidiary the Company 100% owned, offered overseas bonds in US$300,000 thousand with the maturity of 3 years and annual interest rate of 2.125% (the “Green Bonds”) in July 2014. The Green Bonds were unconditionally and irrevocably guaranteed by the Company and the proceeds were used to fund certain eligible projects to promote the Group’s transition to low-carbon and climate resilient growth.

20.	OTHER PAYABLES

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Accrued salary and bonus	$5,826,982	$5,900,872	188,707
Payables for property, plant and equipment	4,782,357	5,607,586	179,328
Accrued employees’ compensation and remuneration to directors and supervisors	2,270,608	1,577,483	50,447
Accrued employee insurance	599,218	623,069	19,925
Accrued utilities	466,956	446,717	14,286
Accrued patents and acquired specific technology	–	117,600	3,761
Others	5,248,697	5,601,862	179,145

	$19,194,818	$19,875,189	$635,599

21.	RETIREMENT BENEFIT PLANS

The Group’s retirement benefit plans consisted of defined contribution retirement plan and defined benefit retirement plan. Employee benefit expenses in respect of the Group’s defined benefit retirement plans were calculated using the projected pension cost stated in 2014 and 2015 actuarial reports and recognized in the following line items in respective periods:

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Operating costs	$238,824	$229,241	$7,331
Selling and marketing expenses	7,598	7,469	239
General and administrative expenses	34,505	34,842	1,114
Research and development expenses	28,663	25,873	827

	$309,590	$297,425	$9,511

22.	EQUITY

a.	Share capital

Ordinary shares

	December 31, 2015	September 30, 2016

Numbers of shares authorized (in thousands)	10,000,000	10,000,000
Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000

Numbers of shares registered (in thousands)	7,902,929	7,923,623
Numbers of shares subscribed in advance (in thousands)	7,499	13,067

Number of shares issued and fully paid (in thousands)	7,910,428	7,936,690

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Shares capital authorized	$100,000,000	$100,000,000	$3,197,953
Shares capital reserved
Employee share options	$8,000,000	$8,000,000	$255,836

Shares capital registered	$79,029,290	$79,236,226	$2,533,937
Shares capital subscribed in advance	156,370	272,824	8,725

Shares capital issued	$79,185,660	$79,509,050	$2,542,662

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote. As of December 31, 2015 and September 30, 2016, there were both 500,000 thousand ordinary shares included in the authorized shares that were not yet required to complete the share registration process.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of December 31, 2015 and September 30, 2016, 115,240 thousand and 125,518 thousand ADSs were outstanding and represented approximately 576,198 thousand and 627,590 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Arising from issuance of ordinary shares	$5,479,616	$5,704,731	$182,435

(Continued)

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$7,197,510	$7,176,958	$229,516

May be used to offset a deficit only

Arising from changes in percentage of ownership interest in subsidiaries (2)	8,491,435	6,578,548	210,379
Arising from treasury share transactions	717,355	950,368	30,392
Arising from exercised employee share options	544,112	597,869	19,120
Arising from expired employee share options	3,626	3,626	116
Arising from share of changes in capital surplus of associates	30,284	38,567	1,233

May not be used for any purpose

Arising from employee share options	1,080,590	1,198,714	38,334
Arising from equity component of convertible bonds	214,022	214,022	6,844

	$23,758,550	$22,463,403	$718,369

(Concluded)

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effect of changes in ownership interest in a subsidiary resulted from equity transactions other than actual disposal or acquisition, or from changes in capital surplus of subsidiaries accounted for by using equity method.

c.	Retained earnings and dividend policy

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to the Company’s Articles of Incorporation proposed for 2015 was resolved at the Company’s annual shareholders’ meetings. For information about the accrual basis of the employees’ compensation and remuneration to directors and the actual appropriations, please refer to employee benefits expense under profit before income tax in Note 23(e).

The amended Articles of Incorporation of ASE Inc. (the “Articles”) in June 2016 provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income.

The Company is currently in the mature growth stage. To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock. A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

Under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, the Company should appropriate or reverse to a special reserve.

Expect for non-ROC resident shareholders, all shareholders receiving the dividends are allowed a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of earnings for 2014 and 2015 resolved at the Company’s annual shareholders’ meetings in June 2015 and June 2016, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2014	For Year 2015	For Year 2014	For Year 2015
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$2,359,267	$1,947,887
Cash dividends	15,589,825	12,476,779	$2.00	$1.60

	$17,949,092	$14,424,666

d.	Other equity

1)	Exchange differences on translating foreign operations

	For the nine months ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Balance at January 1	$4,540,862	$4,492,671	$143,674
Exchange differences arising on translating foreign operations	1,262,013	(6,147,519)	(196,595)
Share of exchange difference of associates accounted for using the equity method	12	(301,327)	(9,636)

Balance at September 30	$5,802,887	$(1,956,175)	$(62,557)

2)	Unrealized gain on available-for-sale financial assets

	For the nine months ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Balance at January 1	$526,778	$588,119	$18,808
Unrealized loss arising on revaluation of available-for-sale financial assets	(37,190)	(62,028)	(1,984)
Cumulative loss reclassified to profit or loss on disposal of available-for-sale financial assets	11,495	7,512	240
Unrealized loss on available-for-sale financial assets of associates accounted for using the equity method	(62,835)	(233,717)	(7,474)

Balance at September 30	$438,248	$299,886	$9,590

e.	Treasury shares (in thousand shares)

	Beginning			Ending
	Balance	Addition	Decrease	Balance

For the nine months ended September 30, 2015

Shares held by subsidiaries	145,883	–	–	145,883
Shares reserved for bonds conversion	–	120,000	–	120,000

	145,883	120,000	–	265,883

For the nine months ended September 30, 2016

Shares held by subsidiaries	145,883	–	–	145,883
Shares reserved for bonds conversion	120,000	–	–	120,000

	265,883	–	–	265,883

In February 2015, the board of directors approved to repurchase up to 120,000 thousand of the Company’s ordinary shares which will be used for equity conversion of convertible overseas bonds in the future. The Company has completed the repurchase during March 2015 and the shares repurchased accounted for 1.53% of the Company’s total issued shares. The average repurchase price was NT$44.45 per share.

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held by Subsidiaries	Carrying amount	Carrying amount	Fair Value	Fair Value
	(in thousand	NT$	US$	NT$	US$
	shares)		(Note 4)		(Note 4)

December 31, 2015

ASE Test	88,200	$1,380,721		$3,351,618
J&R Holding	46,704	381,709		1,774,743
ASE Test, Inc.	10,979	196,677		417,193

	145,883	$1,959,107		$5,543,554

September 30, 2016

ASE Test	88,200	$1,380,721	$44,155	$3,316,338	$106,055
J&R Holding	46,704	381,709	12,207	1,756,061	56,158
ASE Test, Inc.	10,979	196,677	6,290	412,802	13,201

	145,883	$1,959,107	$62,652	$5,485,201	$175,414

Fair values of the Company’s shares held by subsidiaries are based on the closing price from an available published price quotation, which is a Level 1 input in terms of IFRS 13, at the balance sheet dates.

The Company issued ordinary shares in connection with its merger with its subsidiaries. The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.

Under the Securities and Exchange Act in the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting. The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

f.	Non-controlling interests

	For the nine months ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Balance at January 1	$8,209,860	$11,492,545	$367,526
Attributable to non-controlling interests:
Share of profit for the period	643,071	849,819	27,177
Exchange difference on translating foreign operations	107,617	(596,012)	(19,060)
Unrealized gain on available-for-sale financial assets	3,282	1,547	50
Non-controlling interest arising from acquisition of subsidiaries (Note 27)	–	7,021	225
Partial disposal of interests in subsidiaries (Notes 28)	1,711,579	26,436	845
Repurchase of outstanding ordinary shares of subsidiaries (Note 28)	–	(912,886)	(29,194)

(Continued)

	For the nine months ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Spin-off of subsidiaries	$3,500	$–	$–
Non-controlling interest relating to issue of ordinary shares under employee share options	292,233	425,523	13,608
Cash dividends to non-controlling interests	(232,148)	(236,426)	(7,561)

Balance at September 30	$10,738,994	$11,057,567	$353,616

(Concluded)

23.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Rental income	$44,779	$38,096	$1,218
Impairment loss on property, plant and equipment	(151,091)	(886,846)	(28,361)
Others	34,745	$144,499	$4,621

	$(71,567)	$(704,251)	$(22,522)

b.	Other income

	For the Nine Months Ended September 30
	2015	2016

Government subsidy	$114,333	$219,725	$7,027
Interest income	192,162	171,615	5,488
Dividends income	74,374	$20,625	$660

	$380,869	$411,965	$13,175

c.	Other gains and losses

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Net gains on financial assets designated as at FVTPL	$743,746	$165,319	$5,287
Net gains (losses) arising on financial instruments held for trading	2,452,527	(1,657,476)	(53,006)
Foreign exchange gains (losses), net	(1,141,608)	2,235,621	71,494
Others	(11,494)	(9,398)	(300)

	$2,043,171	$734,066	$23,475

d.	Finance costs

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Total interest expense for financial liabilities measured at amortized cost	$1,865,132	$1,923,733	$61,520
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(146,084)	(176,710)	(5,651)
Property, plant and equipment	(37,811)	(38,828)	(1,242)
	1,681,237	1,708,195	54,627
Other finance costs	16,960	38,390	1,228

	$1,698,197	$1,746,585	$55,855

Information relating to the annual interest capitalization rates was as follows:

	For the Nine Months Ended September 30
	2015	2016

Inventories related to real estate business (%)	4.85-6.77	4.35-6.00
Property, plant and equipment (%)	0.76-6.15	1.15-4.05

e.	Depreciation and amortization

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$21,750,748	$21,694,771	$693,789
Intangible assets	421,472	343,868	10,997

Total	$22,172,220	$22,038,639	$704,786

Summary of depreciation by function
Operating costs	$20,334,199	$20,206,684	$646,201
Operating expenses	1,416,549	1,488,087	47,588

	$21,750,748	$21,694,771	$693,789

Summary of amortization by function	$90,135	$110,427	$3,532
Operating costs	331,337	233,441	7,465
Operating expenses
	$421,472	$343,868	$10,997

f.	Employee benefits expense

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Post-employment benefits
Defined contribution plans	$1,258,304	$1,298,851	$41,537
Defined benefit plans	309,590	297,425	9,511
	1,567,894	1,596,276	51,048
Equity-settled share-based payments	35,919	353,676	11,310
Salary, incentives and bonus	31,491,527	31,845,563	1,018,406
Other employee benefits	4,928,015	4,915,816	157,206

	$38,023,355	$38,711,331	$1,237,970

Summary of employee benefits expense by function
Operating costs	$26,092,702	$26,264,502	$839,926
Operating expenses	11,930,653	12,446,829	398,044

	$38,023,355	$38,711,331	$1,237,970

To be in compliance with the Company Act as amended in May 2015, the amended Articles of Incorporation of the Company, has been approved in the shareholders’ meeting in June 2016, stipulate to distribute employees’ compensation and remuneration to directors at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. For the nine months ended September 30, 2015 and 2016, the employees’ compensation and the remuneration to directors were accrued based on 8.25% and 0.75% of net profit before income tax, employees’ compensation and remuneration to directors, respectively.

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$(Note 4)

Employees’ compensation	$1,533,299	$1,409,574	$45,078
Remuneration to directors	129,314	128,143	4,098

If there is a change in the proposed amounts after the consolidated financial statements authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of employees’ compensation and remuneration to directors for 2015 were resolved by the board of directors in April 2016, and the appropriations of bonus to employees and remuneration to directors and supervisors for 2014 were approved in the shareholders’ meeting in June 2015. The amounts of the employees’ compensation/bonus and remuneration to directors and supervisors are disclosed in the table below. After the amendments to the Articles had been resolved in the shareholders’ meeting held in June 2016, the appropriations of the employees’ compensation and remuneration to directors for 2015 were reported in the shareholders’ meeting.

	For Year 2014	For Year 2015
	NT$	NT$

Bonus to employees / employees’ compensation	$2,335,600	$2,033,800
Remuneration to directors and supervisors / directors	211,200	140,000

The differences between the resolved amounts of the bonus to employees and remuneration to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2014 and the employees’ compensation and the remuneration to directors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2015 were deemed changes in estimates. The difference was NT$1,330 thousand and NT$44,200 thousand (US$1,413 thousand) and had been adjusted in earnings for the years ended December 31, 2015 and 2016, respectively.

24.	INCOME TAX

a.	Income tax expense recognized in profit or loss

The major components of income tax expense were as follows:

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current period	$2,740,629	$3,609,224	$115,421
Income tax on unappropriated earnings	(151,463)	(27,213)	(870)
Changes in estimate for prior periods	(38,109)	26,514	848
	2,551,057	3,608,525	115,399

Deferred income tax
In respect of the current period	31,879	(238,983)	(7,643)
Adjustments to attributable to changes in tax rates	25,937	14,184	454
Changes in estimate for prior periods	(20,989)	(26,840)	(858)
Effect of foreign currency exchange differences	(11,990)	(126,918)	(4,059)
	24,837	(378,557)	(12,106)

Income tax expense recognized in profit or loss	$2,575,894	$3,229,968	$103,293

b.	Integrated income tax

As of December 31, 2015 and September 30, 2016, unappropriated earnings were all generated on and after January 1, 1998. As of December 31, 2015 and September 30, 2016, the balance of the Imputation Credit Account (“ICA”) was NT$1,913,243 thousand and NT$ 2,484,934 thousand (US$ 79,467 thousand), respectively.

The creditable ratio for the distribution of earnings of 2014 and 2015 was 6.88% (actual) and 9.65% (estimated), respectively.

c.	Income tax assessments

Income tax returns of ASE Inc. and its ROC subsidiaries have been examined by authorities through 2012 and through 2013 to 2014, respectively. ASE Inc. and some of its ROC subsidiaries disagreed with the result of examinations relating to its income tax returns for 2004 through 2008 and 2010 through 2012 and appealed to the tax authorities. A settlement was reached in June 2015. The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years or in the year of the settlement.

25.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the period

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Net profit for the period attributable to owners of the Company	$15,505,955	$14,369,687	$459,536
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(154,682)	(291,290)	(9,315)
Investments in associates	–	(455,098)	(14,554)
Convertible bonds	174,970	(551,720)	(17,644)

Earnings used in the computation of diluted earnings per share	$15,526,243	$13,071,579	$418,023

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Nine Months Ended September 30
	2015	2016

Weighted average number of ordinary shares in computation of basic earnings per share	7,656,395	7,658,467
Effect of potentially dilutive ordinary shares:
Convertible bonds	435,578	515,295
Employee share options	90,537	61,385
Employees’ compensation	58,454	37,793

Weighted average number of ordinary shares in computation of diluted earnings per share	8,240,964	8,272,940

The Group is able to settle the employees’ compensation by cash or shares. The Group presumed that the entire amount of the compensation would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the board of directors approve the number of shares to be distributed to employees at their meeting in the following year.

26.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. has five employee share option plans for full-time employees of the Group, including 100,000 thousand share options approved to be granted in April 2015. There are 5,730 thousand share options of the fifth employee stock option plan that will no longer be issued due to the expiration of grant period. Each share option represents the right to purchase one ordinary share of ASE Inc. when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

a.	ASE Inc. Option Plans

Information about share options was as follows:

	For the Nine Months Ended September 30
	2015		2016
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	209,745	$20.7	252,607	$26.6
Options granted	94,270	36.5	–	–
Options forfeited	(859)	24.4	(4,556)	34.5
Options expired	(730)	11.1	–	–
Options exercised	(41,518)	20.6	(26,262)	20.9

Balance at September 30	260,908	26.5	221,789	27.1

Options exercisable, end of period	164,046	20.8	132,619	20.8

The weighted average share prices at the exercise dates of share options for the nine months ended September 30, 2015 and 2016 was NT$39.6 and NT$36.5(US$1.17), respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2015	$ 20.4-22.6	3.5
	36.5	9.7

September 30, 2016	20.4-22.6	2.7
	36.5	8.9

b.	ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee share option plan for full-time employees of the Group which granted 30,000 thousand units in December 2007. Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised. The option rights of the plan are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about share options was as follows:

	For the Nine Months Ended September 30
	2015		2016
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	28,545	$1.7	28,470	$1.7
Options forfeited	(75)	1.7	–	–

Balance at September 30	28,470	1.7	28,470	1.7

Options exercisable, end of period	28,470	1.7	28,470	1.7

As of December 31, 2015 and September 30, 2016, the remaining contractual life was 2 years and 1.3 years, respectively.

c.	USIE Option Plans

The terms of the plans issued by USIE were the same with those of the Company’s option plans. USIE modified its option plan granted in 2007 by extending the contractual life to 13 years. The incremental fair value was all recognized as employee benefits expense in the years of modifications since the options were all vested.

Information about share options was as follows:

	For the Nine Months Ended September 30
	2015		2016
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	34,159	$2.1	29,695	$2.1
Options forfeited	(84)	2.8	–	–
Options exercised	(4,380)	1.9	(3,762)	2.0

Balance at September 30	29,695	2.1	25,933	2.2

Options exercisable, end of period	28,106	2.1	25,933	2.2

Information on USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2015	$1.5	5.0
	2.4-2.9	4.9

September 30, 2016	1.5	4.2
	2.4-2.9	4.1

d.	USISH Option Plan

In November 2015, the shareholders of USISH approved a share option plan for the employees of USISH. Each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date incorporated with certain performance conditions. For any subsequent changes in USISH’s capital structure, the exercise price is accordingly adjusted.

Information about share options was as follows:

	For the Nine Months Ended September 30, 2016
	Number of	Exercise
	Options	Price
	(In	Per Share
	Thousands)	(CNY)

Balance at January 1	26,627	$15.5
Options forfeited	(1,211)	15.5

Balance at September 30	25,416	15.5

Options exercisable, end of period	–	–

As of December 31, 2015 and September 30, 2016, the remaining contractual life of the share options was 9.9 years and 9.2 years, respectively.

Fair value of share options

Share options granted by the Company and USISH in 2015 were measured using the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995) and the Black-Scholes Option Pricing Model, respectively, and the inputs to the models were as follows:

	ASE Inc.	USISH

Share price at the grant date	NT$36.5	CNY15.2
Exercise prices	NT$36.5	CNY15.5
Expected volatility	27.02%	40.33%-45.00%
Expected lives	10 years	10 years
Expected dividend yield	4.00%	0.87%
Risk free interest rates	1.34%	3.06%-3.13%

Expected volatility was based on the historical share price volatility over the past 10 years of ASE Inc. and the comparable companies of USISH, respectively. Under the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995), the Company assumed that employees would exercise the options after vesting date when the share price was 1.88 times the exercise price to allow for the effects of early exercise.

27.	BUSINESS COMBINATIONS

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired	Cash Consideration
				NT$	US$ (Note 4)

TLJ	Engaged in information software services	May 3, 2016	60%	$89,998	$2,878

b.	Consideration transferred, preliminary fair value of assets acquired and liabilities assumed as well as net cash outflow on acquisition of subsidiaries at the acquisition dates were as follows:

	NT$	US$ (Note 4)

Current assets	$16,645	$532
Non-current assets	4,081	131
Current liabilities	(7,599)	(243)
	13,127	420
Non-controlling interests	(7,021)	(225)
Goodwill	83,892	2,683
Total consideration	89,998	2,878
Less: Cash and cash equivalent acquired	(16,561)	(530)

	$73,437	$2,348

In May 2016, the Company’s subsidiary, ASE Test, Inc., acquired 60% shareholdings of TLJ with a total consideration determined primarily based on independent professional appraisal reports. NT$41,739 thousand (US$1,335 thousand) out of the total consideration was paid to key management personnel and related parties. As of September 30, 2016, the Group has not completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of TLJ’s identifiable assets and liabilities and, as a result, the difference was recognized as goodwill provisionally.

28.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

In April 2015, USIE sold its shareholdings of 54,000 thousand ordinary shares of USISH amounting to CNY1,992,060 thousand and, as a result, the Group’s shareholdings of USISH decreased from 82.1% to 77.2%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus was increased by NT$7,197,510 thousand in the second quarter of 2015.

In February 2016, USIE repurchased 4,501 thousand shares of USIE’s outstanding ordinary shares and, as a result, the Group’s shareholdings of USIE increased from 96.7% to 98.8%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and capital surplus was decreased by NT$1,912,887 thousand (US$61,173 thousand).

In February 2016, the Company, with a total consideration of NT$ 792,064 thousand (US$25,330 thousand), completed the disposal of 39,603 thousand shares in USI to the Company’s subsidiary, UGTW, at NT$20 (US$0.64) per share and, as a result, the Group’s shareholdings of USI decreased from 99.0% to 76.5%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USI and capital surplus was decreased by NT$20,552 thousand (US$657 thousand).

29.	NON-CASH TRANSACTIONS

For the nine months ended September 30, 2015 and 2016, the Group entered into the following non-cash investing activities which were not reflected in the condensed consolidated statements of cash flows:

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$23,129,447	$21,284,821	$680,678
Increase in prepayments for property, plant and equipment (recorded under the line item of other non-current assets)	(220,918)	(29,653)	(948)
Decrease (increase) in payables for property, plant and equipment	1,824,553	(825,229)	(26,390)
Capitalized borrowing costs	(37,811)	(38,828)	(1,242)

	$24,695,271	$20,391,111	$652,098

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$175,106	$439,798	$14,064
Decrease (increase) in other receivables	38,178	(310,537)	(9,930)

	$213,284	$129,261	$4,134

30.	OPERATING LEASE ARRANGEMENTS

Except those discussed in Note 17, the Company and its subsidiary, ASE Test, Inc., lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring through June 2035. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from other parties and the lease term will expire through 2016 to 2023 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$1,057,269 thousand and NT$1,073,013 thousand (US$34,314 thousand) for the nine months ended September 30, 2015 and 2016, respectively.

31.	CAPITAL MANAGEMENT

The capital structure of the Group consists of debt and equity. The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance. Key management personnel of the Group periodically reviews the cost of capital and the risks associated with each class of capital. In order to balance the overall capital structure, the Group may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Group is not subject to any externally imposed capital requirements except those discussed in Note 18.

32. FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

The carrying amounts and fair value of bonds payable as of December 31, 2015 and September 30, 2016, respectively, were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2015	$38,426,250		$38,465,355
September 30, 2016	36,256,600	$1,159,470	36,680,738	$1,173,033

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration or the last trading prices.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2015

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$–	$1,646,357	$–	$1,646,357
Private-placement convertible bonds	–	100,500	–	100,500

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Derivative financial assets
Swap contracts	$–	$1,452,611	$–	$1,452,611
Forward exchange contracts	–	18,913	–	18,913
Forward currency option contracts	–	5,020	–	5,020

Non-derivative financial assets held for trading
Open-end mutual funds	573,242	–	–	573,242
Quoted shares	37,058	–	–	37,058

	$610,300	$3,223,401	$–	$3,833,701

Available-for-sale financial assets
Limited Partnership	$–	$–	$476,612	$476,612
Unquoted shares	–	–	264,477	264,477
Quoted shares	197,580	–	–	197,580
Open-end mutual funds	16,037	–	–	16,037

	$213,617	$–	$741,089	$954,706

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$–	$2,632,565	$–	$2,632,565
Swap contracts	–	290,176	–	290,176
Forward exchange contracts	–	69,207	–	69,207
Foreign currency option contracts	–	13,659	–	13,659
Interest rate swap contracts	–	119	–	119

	$–	$3,005,726	$–	$3,005,726

(Concluded)

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

September 30, 2016

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$–	$–	$100,583	$3,217	$–	$–	$100,583	$3,217

Derivative financial assets
Forward exchange contracts	–	–	55,645	1,779	–	–	55,645	1,779
Swap contracts	–	–	38,451	1,230	–	–	38,451	1,230

Non-derivative financial assets held for trading
Open-end mutual funds	584,424	18,689	–	–	–	–	584,424	18,689
Quoted shares	34,728	1,111	–	–	–	–	34,728	1,111

	$619,152	$19,800	$194,679	$6,226	$–	$–	$813,831	$26,026

Available-for-sale financial assets
Limited partnership	$–	$–	$–	$–	$448,913	$14,356	$448,913	$14,356
Unquoted shares	–	–	–	–	520,668	16,650	520,668	16,650
Quoted shares	160,243	5,124	–	–	–	–	160,243	5,124
Open-end mutual funds	44,207	1,414	–	–	–	–	44,207	1,414

	$204,450	$6,538	$–	$–	$969,581	$31,006	$1,174,031	$37,544

(Continued)

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$–	$–	$2,224,051	$71,124	$–	$–	$2,224,051	$71,124
Swap contracts	–	–	1,708,293	54,631	–	–	1,708,293	54,631
Forward exchange contracts	–	–	10,825	346	–	–	10,825	346
Interest rate swap contracts	–	–	8,791	281	–	–	8,791	281
Foreign currency option contracts	–	–	1,560	50	–	–	1,560	50

	$–	$–	$3,953,520	$126,432	$–	$–	$3,953,520	$126,432

(Concluded)

For assets and liabilities held as of December 31, 2015 and September 30, 2016 that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

2)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current. Reconciliations for the nine months ended September 30, 2015 and 2016 were as follows:

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Balance at January 1	$778,866	$741,089	$23,699
Purchase	13,791	297,678	9,519
Total losses recognized
In profit or loss	(15,891)	(10,734)	(343)
In other comprehensive income	13,522	(29,525)	(944)
Disposals	(42,902)	(28,927)	(925)

Balance at September 30	$747,386	$969,581	$31,006

As of September 30, 2015 and 2016, unrealized loss of NT$16,633 thousand and NT$ 26,765 thousand (US$856 thousand), recorded in other comprehensive income under the heading of unrealized gain on available-for-sale financial assets, were included in the carrying amount of the financial assets at fair value on Level 3 fair value measurement.

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts, forward exchange contracts, foreign currency option contracts and interest rate swap contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or interest rates at balance sheet dates and contract forward exchange rates or interest rates, discounted at rates that reflected the credit risk of various counterparties.

Derivatives - conversion option, redemption option and put option of convertible bonds	Option pricing model - Incorporation of present value techniques and reflect both the time value and the intrinsic value of options

(Continued)

Financial Instruments	Valuation Techniques and Inputs

Structured time deposits and private-placement convertible bonds	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or stock prices at balance sheet dates and contract interest rate ranges or conversion prices, discounted at rates that reflected the credit risk of various counterparties.

(Concluded)

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of the Group’s investments in unquoted shares on Level 3 fair value measurement were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

The fair values of investments in limited partnership are measured using discounted cash flow technique and a comparable multiple technique. The significant unobservable inputs used in the discounted cash flow technique were discount rates of 12.34% and the terminal growth rates of 2.50%. Any significant increase in discount rates or any significant decrease in terminal growth rates would result in a decrease in the fair value of the investments in limited partnership. The significant unobservable input used in the comparable multiple technique was EBITDA multiples of 9.73. Any significant decrease in multiples would result in a decrease in the fair value of the investments in limited partnership.

c.	Categories of financial instruments

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Designated as at FVTPL	$1,746,857	$100,583	$3,217
Held for trading	2,086,844	713,248	22,809
Available-for-sale financial assets	954,706	1,174,031	37,544
Loans and receivables (Note 1)	101,259,880	93,009,972	2,974,415

Financial liabilities

FVTPL
Held for trading	3,005,726	3,953,520	126,432
Measured at amortized cost (Note 2)	173,294,140	177,209,507	5,667,078

Note1:      The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, trade and other receivables and other financial assets.

Note2:      The balances included financial liabilities measured at amortized cost which comprise short-term borrowings, short-term bills payable, trade and other payables, bonds payable and long-term borrowings.

d.	Financial risk management objectives and policies

The derivative instruments used by the Group are to mitigate risks arising from ordinary business operations. All derivative transactions entered into by the Group are designated as either hedging or trading. Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities. The currencies and the amount of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group’s risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items. Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Group’s exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Group had sales and purchases as well as financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk. The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 36.

The Group was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$ or Chinese Yuan Renminbi (“CNY”). 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$56,000 thousand and NT$218,000 thousand (US$6,972 thousand) for the nine months ended September 30, 2015 and 2016, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at the end of the reporting period. As the period-end exposure did not reflect the exposure for the nine months ended September 30, 2015 and 2016, the abovementioned sensitivity analysis was unrepresentative of those periods.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates. Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise. The Group entered into a variety of derivative financial instruments to hedge interest rate risk to minimize the fluctuations of assets and liabilities denominated in interest rate.

The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31, 2015	September 30,2016
	NT$	NT$	US$ (Note 4)

Fair value interest rate risk
Financial liabilities	$18,030,482	$29,731,458	$950,798

Cash flow interest rate risk
Financial assets	53,475,994	30,340,234	970,267
Financial liabilities	65,213,083	72,903,042	2,331,405

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the nine months ended September 30, 2015 and 2016 would have decreased or increased approximately by NT$161,000 thousand and NT$320,000 thousand (US$10,233 thousand), respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the interest rate items at the end of the reporting period. As the period-end exposure did not reflect the exposure for the nine months ended September 30, 2015 and 2016, the abovementioned sensitivity analysis was unrepresentative of those periods.

c)	Other price risk

The Group was exposed to equity or debt price risk through its investments in financial assets at FVTPL, including private-placement convertible bonds, quoted shares, open-end mutual funds, and available-for-sale financial assets. If equity or debt prices were 1% higher or lower, profit before income tax for the nine months ended September 30, 2015 and 2016 would have increased or decreased approximately by NT$7,000 thousand and NT$7,200 thousand (US$230 thousand), respectively, and other comprehensive income before income tax for the nine months ended September 30, 2015 and 2016 would have increased or decreased approximately by NT$9,000 thousand and NT$12,000 thousand (US$384 thousand), respectively.

In addition, the Group was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the nine months ended September 30, 2015 and 2016 would have decreased approximately by NT$586,000 thousand and NT$644,000 thousand (US$20,595 thousand), respectively, or increased approximately by NT$488,000 thousand and NT$528,000 thousand (US$16,885 thousand), respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Group dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables. Except for those discussed in Note 9, the Group’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Group manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Group’s operation and capital expenditure. The Group also monitors its compliance with all the loan covenants. Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	$19,393,406	$19,626,026	$6,493,504	$1,926	$194,346
Floating interest rate liabilities	6,617,050	5,677,129	10,582,324	39,202,454	775,273
Fixed interest rate liabilities	16,168,484	2,463,617	24,787,238	18,078,920	–

	$42,178,940	$27,766,772	$41,863,066	$57,283,300	$969,619

September 30, 2016

Non-derivative financial liabilities
Non-interest bearing	$25,814,299	$20,449,262	$4,484,715	$1,882	$185,672
Floating interest rate liabilities	17,893,862	7,033,066	6,508,471	41,578,145	2,123,033
Fixed interest rate liabilities	4,718,810	3,804,691	10,026,691	28,049,987	2,062,500

	$48,426,971	$31,287,019	$21,019,877	$69,630,014	$4,371,205

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
September 30, 2016

Non-derivative financial liabilities
Non-interest bearing	$825,529	$653,958	$143,419	$60	$5,938
Floating interest rate liabilities	572,237	224,914	208,138	1,329,650	67,894
Fixed interest rate liabilities	150,905	121,672	320,649	897,025	65,958

	$1,548,671	$1,000,544	$672,206	$2,226,735	$139,790

The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group‘s liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2015

Net settled
Forward exchange contracts	$(230)	$3,435	$–
Foreign currency option contracts	$2,054	$8,735	$–

Gross settled
Forward exchange contracts
Inflows	$2,822,265	$2,421,602	$–
Outflows	(2,836,080)	(2,429,050)	–
	(13,815)	(7,448)	–

Swap contracts
Inflows	16,561,521	22,476,799	36,796,825
Outflows	(16,564,549)	(22,007,274)	(35,813,527)
	(3,028)	469,525	983,298

Interest rate swap contracts
Inflows	12,603	12,466	25,069
Outflows	(11,595)	(11,469)	(23,063)
	1,008	997	2,006

	$(15,835)	$463,074	$985,304

September 30, 2016

Net settled
Forward exchange contracts	$43,105	$1,600	$–
Foreign currency option contracts	$1,043	$–	$–

Gross settled
Forward exchange contracts
Inflows	$3,504,294	$672,875	$–
Outflows	(3,507,738)	(674,546)	–
	(3,444)	(1,671)	–

Swap contracts
Inflows	14,149,871	16,423,419	37,318,400
Outflows	(14,255,579)	(16,759,396)	(38,314,216)
	(105,708)	(335,977)	(995,816)

Interest rate swap contracts
Outflows	(11,595)	–	–

	$(120,747)	$(337,648)	$(995,816)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

September 30, 2016

Net settled
Forward exchange contracts	$1,378	$51	$–
Foreign currency option contracts	$33	$–	$–

Gross settled
Forward exchange contracts
Inflows	$112,066	$21,518	$–
Outflows	(112,176)	(21,572)	–
	(110)	(54)	–

Swap contracts
Inflows	452,506	525,213	1,193,425
Outflows	(455,886)	(535,957)	(1,225,271)
	(3,380)	(10,744)	(31,846)

Interest rate swap contracts
Outflows	(371)	–	–

	$(3,861)	$(10,798)	$(31,846)
33.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	The Company contributed each NT$100,000 thousand (US$3,198 thousand) to ASE Cultural and Educational Foundation in January 2015 and 2016, respectively, for environmental charity in promoting the related domestic environmental protection and public service activities (Note 35).

b.	During the third quarter in 2016, the Company acquired patents and acquired specific technology from associate at NT$403,543 thousand (US$12,905 thousand), which was primarily based on independent professional appraisal reports. As of September 30, 2016, NT$313,600 thousand (US$10,029 thousand) has not been paid and the Company accrued payables under the line item of other payables and other non-current liabilities.

c.	During the second quarter in 2015, the Company acquired real estate from associate at NT$2,466,000 thousand, which was primarily based on independent professional appraisal reports and fully paid in the second quarter of 2015.

d.	The Company contracted with associate to construct a foreign labor dormitory on current lease property and NT$172,400 thousand and NT$646,500 thousand (US$20,675 thousand) has been paid as of September 30, 2015 and 2016, respectively.

e.	In February 2016, USIE repurchased 1,801 thousand USIE’s outstanding ordinary shares from the Group’s key management personnel, with approximately NT$1,130,650 thousand (US$36,157 thousand).

f.	Compensation to key management personnel

	For the Nine Months Ended September 30
	2015	2016
	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$775,997	$610,714	$19,530
Post-employment benefits	2,368	2,836	91
Share-based payments	16,412	47,520	1,520

	$794,777	$661,070	$21,141

The compensation to the Company’s key management personnel is determined according to personal performance and market trends.

34.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 9, the following assets were provided as collateral for bank borrowings and the tariff guarantees of imported raw materials:

	December 31, 2015	September 30, 2016
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$16,312,519	$19,272,915	$616,339
Other financial assets (including current and non-current)	229,613	243,505	7,787

	$16,542,132	$19,516,420	$624,126

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	Significant commitments

1)	As of December 31, 2015 and September 30, 2016, unused letters of credit of the Group were approximately NT$93,000 thousand and NT$88,000 thousand (US$2,814 thousand), respectively.

2)	As of December 31, 2015 and September 30, 2016, outstanding commitments to purchase property, plant and equipment of the Group were approximately NT$8,089,200 thousand and NT$6,983,924 thousand (US$223,343 thousand), respectively, of which NT$1,756,990 thousand and NT$1,353,773 thousand (US$43,293 thousand) had been prepaid, respectively. As of December 31, 2015 and September 30, 2016, the commitment that the Group has contracted for the construction related to the real estate business were approximately NT$2,745,400 thousand and NT$2,016,576 thousand (US$US$64,489 thousand), respectively.

3)	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan.

b.	Non-cancellable operating lease commitments

	September 30, 2016
	NT$	US$ (Note 4)

Less than 1 year	$321,660	$10,287
1-5 years	501,574	16,040
More than 5 years	529,867	16,945

	$1,353,101	$43,272

36.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2015

Monetary financial assets
US$	$2,926,597	US$1=NT$32.825	$96,065,552
US$	1,008,097	US$1=CNY6.4936	33,090,795
JPY	3,380,683	JPY1=NT$0.2727	921,912
JPY	8,467,689	JPY1=US$0.0083	2,309,139

Monetary financial liabilities
US$	2,988,953	US$1=NT$32.825	98,112,393
US$	995,195	US$1=CNY6.4936	32,667,265
JPY	3,747,333	JPY1=NT$0.2727	1,021,898
JPY	8,775,382	JPY1=US$0.0083	2,393,047

September 30, 2016

Monetary financial assets
US$	3,455,665	US$1=NT$31.36	108,369,656
US$	1,028,436	US$1=CNY6.6778	32,251,751
JPY	3,040,963	JPY1=NT$0.3109	945,435
JPY	8,992,855	JPY1=US$0.0099	2,795,879

Monetary financial liabilities
US$	2,778,373	US$1=NT$31.36	87,129,763
US$	969,433	US$1=CNY6.6778	30,401,433
JPY	6,985,135	JPY1=NT$0.3109	2,171,678
JPY	9,313,192	JPY1=US$0.0099	2,895,471

The significant realized and unrealized foreign exchange gains (losses) were as follows:

	For the Nine Months Ended September 30, 2015		For the Nine Months Ended September 30, 2016
Foreign Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)
		NT$		NT$	US$

US$	US$1=NT$32.87	$124,356	US$1=NT$31.36	$(335,549)	$(10,730)
NT$		(1,095,340)		2,553,110	81,647
CNY	CNY1=NT$5.1672	(298,002)	CNY1=NT$4.6962	56,388	1,803

		$(1,268,986)		$2,273,949	$72,720

37.	OTHERS

a.	In November 2015, the Company received a legal brief filed by SPIL in connection with a lawsuit brought by SPIL against the Company which was filed with Kaohsiung District Court. On June 27, 2016, as SPIL failed to pay the court expenses upon the deadline, the Kaohsiung District Court dismissed the lawsuit pursuant to the relevant law. As a result, the lawsuit does not have material impact on the financial position and the result of operations of the Group.

b.	On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) imposed a fine of NT$102,014 thousand (“the Administrative Fine”) upon the Company for the violation of the Water Pollution Control Act . The Company filed an administrative appeal to nullify the Administrative Fine, which, however, was dismissed by the Kaohsiung City Government. The Company then filed a lawsuit with the Kaohsiung High Administrative Court seeking to revoke the dismissal decision made by the Kaohsiung City Government (the “Administrative Appeal Decision”) and the Administrative Fine, and to demand a refund of the fine paid by the Company. The judgment of the Kaohsiung High Administrative Court was rendered on March 22, 2016, ruling to revoke the Administrative Appeal Decision and the Administrative Fine, and to dismiss the other complaint filed by the Company (i.e., to demand a refund of the fine paid by the Company). The Company appealed against the unfavorable ruling on April 14, 2016 and the case is now being heard by the Supreme Administrative Court. Meanwhile, owing to the event above, in January 2014, the Kaohsiung District Prosecutors Office charged the Company with violation of the Waste Disposal Act. The Kaohsiung District Court handed down the judgment and the Company was fined NT$3,000 thousand. Then the Company appealed against the judgment to the Kaohsiung Branch of Taiwan High Court, and the Kaohsiung Branch of Taiwan High Court rendered on September 29, 2015 a final judgment of finding the Company not guilty of the criminal charge.

c.	For the future development and sustainable development of semiconductor industry , the Company’s board of directors approved in June 2016 to enter into and execute a joint share exchange agreement with SPIL to establish ASE Industrial Holding Co., Ltd. (”HoldCo”) and HoldCo will acquire all issued and outstanding shares of both ASE and SPIL in the way of share exchange. The share exchange will be conducted at an exchange ratio of 1 ordinary share of the Company for 0.5 ordinary share of HoldCo, and at NT$55 (US$1.76) in cash per SPIL’s ordinary share, which has been adjusted to NT$51.2 (US$1.64) after SPIL’s appropriation of earnings in 2016 (Note 13).

As of the date the condensed consolidated financial statements were authorized for issue, the share exchange transaction which is based on the share exchange agreement is subject to the satisfaction of various conditions precedent (including but not limited to the unconditional approvals at the Company and SPIL’s shareholders meeting, the approval or consent to consummate the transaction from all relevant competent authorities). Unless the Company and SPIL entering into an another agreement, this share exchange agreement shall be terminated automatically if the aforementioned conditions precedent are not satisfied or to be waived on or before December 31, 2017.

Due to the aforementioned share exchange agreement, treasury shares of the Company and the convertible bonds embedded with conversion option recognized as equity issued by the Company were affected as follows:

1)	For the outstanding balance of the Bonds, except where the Bonds have been redeemed or repurchased and cancelled or converted by the holders by exercising their conversion rights before the share exchange record date, the holders of the Bonds may, after the Company obtains approval from all relevant competent authorities and after the share exchange record date, convert such outstanding balance into newly issued HoldCo common shares. The conversion shall be subject to applicable laws, the indenture of the Bonds and the share exchange ratio.

2)	Treasury shares purchased before the share exchange record date for the conversion of the Currency Linked Bonds will be exchanged to HoldCo’s ordinary shares, which will still be hold by the Company, based on the agreed share exchange ratio. The conversion price of the Currency Linked Bonds shall also be adjusted in accordance with the agreed share exchange ratio in the joint share exchange agreement.

3)	For the employee share options issued by the Company upon the approval from relevant competent authorities before the execution of the joint share exchange agreement, HoldCo will assume the Company’s obligations under the employee share options as of the share exchange record date. Except that the exercise price and amount shall be adjusted in accordance with the agreed share exchange ratio and that the shares subject to exercise shall be converted into HoldCo’s newly issued ordinary shares, all other terms and conditions for issuance will remain the same. The final execution arrangements shall be made by HoldCo in compliance with relevant laws and regulations and subject to the approval of relevant competent authorities.

38.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing and EMS. The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; engages in the designing, assembling, manufacturing and sale of electronic components and telecommunications equipment motherboards. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production and real estate business.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the nine months ended September 30, 2015 and 2016 was as follows:

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the nine months ended September 30, 2015

Revenue from external customers	$87,513,840	$18,836,024	$98,941,313	$2,463,197	$–	$207,754,374
Inter-segment revenues (Note)	$7,338,347	$139,156	$41,930,125	$5,784,586	$(55,192,214)	$–
Segment profit before income tax	$11,942,526	$4,634,291	$1,922,964	$225,139	$–	$18,724,920

As of September 30, 2015

Segment assets	$194,447,474	$40,780,791	$88,452,992	$44,754,584	$–	$368,435,841

(Continued)

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the nine months ended September 30, 2016

Revenue from external customers	$91,662,376	$19,728,887	$80,768,466	$5,595,745	$–	$197,755,474
Inter-segment revenues (Note)	$3,225,876	$183,035	$35,123,433	$7,057,756	$(45,590,100)	$–
Segment profit before income tax	$8,545,509	$5,058,493	$2,868,374	$1,977,098	$–	$18,449,474

As of September 30, 2016

Segment assets	$200,693,766	$42,705,683	$76,091,008	$41,195,429	$–	$360,685,886

(Concluded)

	Packaging	Testing	EMS	Others	Adjustment and Elimination	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the nine months ended September 30, 2016

Revenue from external customers	$2,931,320	$630,921	$2,582,938	$178,949	$–	$6,324,128
Inter-segment revenues (Note)	$103,162	$5,853	$1,123,231	$225,704	$(1,457,950)	$–
Segment profit before income tax	$273,281	$161,768	$91,729	$63,228	$–	$590,006

As of September 30, 2016

Segment assets	$6,418,093	$1,365,708	$2,433,355	$1,317,410	$–	$11,534,566

Note:	Inter-segment revenues were eliminated upon consolidation.

EXHIBIT 99.2

Discussion of Interim Financial Results as of and for

the Nine-Month Period Ended September 30, 2016

The following sets forth management’s discussion and analysis of our interim financial results as of and for the nine-month period ended September 30, 2016. The interim financial information as of and for the nine-month period ended September 30, 2016 and the comparative financial information as of December 31, 2015 and for the nine-month period ended September 30, 2015 set forth below are derived from our unaudited condensed consolidated interim financial statements included as Exhibit 99.1 to this report on Form 6-K. Those unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting”, as issued by the International Accounting Standard Board. Those financial statements do not include all of the information required for a complete set of annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), Interpretations of IFRS and Interpretations of IAS issued by International Accounting Standards Board.

Results of Operations

Operating Revenues

Our operating revenues for the nine-month period ended September 30, 2016 were NT$197,755.5 million (US$6,324.1 million), which represented a 4.8% decrease from NT$207,754.4 million for the same period in 2015. For the nine-month period ended September 30, 2016, net revenue generated from our electronic manufacturing services business, packaging business and testing business represented approximately 40.8%, 46.4% and 10.0% of our total net revenue, respectively.

Packaging revenues increased 4.7% to NT$91,662.4 million (US$2,931.3 million) for the nine-month period ended September 30, 2016 from NT$87,513.8 million for the same period ended September 30, 2015. The increase in our packaging revenues was due to the stronger demand in our products in Bumping, Flip Chip, WLP & SiP and IC wirebonding. Testing revenues increased 4.7% to NT$19,728.9 million (US$630.9 million) for the nine-month period ended September 30, 2016 from NT$18,836.0 million for the same period ended September 30, 2015. The increase was due to an increase in sales volume for our testing business. Revenues from our electronic manufacturing services business decreased 18.4% to NT$80,768.5 million (US$2,582.9 million) for the nine-month period ended September 30, 2016 from NT$98,941.3 million for the same period in 2015. This decrease was primarily due to a decrease in outsourced orders for communications products and consumer products.

Gross Profit

Our gross profit was NT$37,817.1 million (US$1,209.4 million) for the nine-month period ended September 30, 2016 compared to NT$36,866.4 million for the same period in 2015. We had a gross margin of 19.1% for the nine-month period ended September 30, 2016, compared to a gross margin of 17.7% for the same period in 2015. This increase in gross margin was primarily due to a decline in our electronic manufacturing services business, which had a lower gross margin.

Operating costs decreased 6.4% to NT$159,938.4 million (US$5,114.8 million) for the nine-month period ended September 30, 2016 from NT$170,888.0 million for the same period in 2015. Raw material costs decreased 13.7% to NT$88,633.1 million (US$2,834.4 million) for the nine-month period ended September 30, 2016 from NT$102,736.5 million for the same period in 2015. As a percentage of operating revenues, raw material costs decreased to 44.8% from 49.5%, primarily as a result of a decrease in orders in our electronic manufacturing services business, which had relatively higher raw material costs compared to our other businesses. Labor costs slightly increased 0.7% to NT$26,264.5 million (US$839.9 million) for the nine-month period ended September 30, 2016 from NT$26,092.7 million for the same period in 2015. As a percentage of operating revenues, labor costs increased to 13.3% from 12.6%, which was due to more overtime expenses from more holidays under lower operating revenues. Depreciation, amortization and rental expenses decreased 0.6% to NT$21,102.5 million (US$674.8 million) for the nine-month period ended September 30, 2016 from NT$21,225.3 million for the same period in 2015. As a percentage of operating revenues, depreciation, amortization and rental expenses slightly increased to 10.7% from 10.2%. Although the depreciation, amortization and rental expenses for the nine-month period ended September 30, 2016 and 2015 were almost flat, an increase in depreciation, amortization and rental expenses as a percentage of operating revenues was due to a decline of our operating revenues.

Profit from Operations

We had profit from operations of NT$17,871.3 million (US$571.5 million) for the nine-month period ended September 30, 2016, which represented a decrease from NT$18,012.0 million for the same period in 2015. Our operating margin was 9.0% for the nine-month period ended September 30, 2016 compared to 8.7% for the same period in 2015. The increase of operating margin was primarily due to an increase in gross margin.

Operating expenses increased 2.4% to NT$19,241.5 million (US$615.3 million) for the nine-month period ended September 30, 2016 from NT$18,782.7 million for the same period in 2015. This increase was primarily due to an increase in general and administrative expenses.

Selling expenses decreased 4.0% to NT$2,569.3 million (US$82.2 million) for the nine-month period ended September 30, 2016 from NT$2,675.1 million for the same period in 2015, primarily due to a decrease in amortization expenses in connection with intangible assets, which we acquired in prior mergers fully amortized. Selling expenses as a percentage of our operating revenues kept at 1.3% for the nine-month periods ended September 30, 2016 and 2015.

General and administrative expenses increased 4.9% to NT$8,371.7 million (US$267.7 million) for the nine-month period ended September 30, 2016 from NT$7,983.6 million for the same period in 2015, primarily due to an increase in our professional fee incurred related to different investing strategies and an increase in salary expenses in connection with the costs related to stock options granted in the fourth quarter of 2015. General and administrative expenses as a percentage of our operating revenues increased to 4.2% for the nine-month period ended September 30, 2016 from 3.8% for the same period in 2015.

Research and development expenses increased 2.2% to NT$8,300.5 million (US$265.4 million) for the nine-month period ended September 30, 2016 from NT$8,124.1 million for the same period in 2015, primarily due to an increase in salary expenses from the costs related to stock options granted in the fourth quarter of 2015. Research and development expenses as a percentage of our operating revenues increased to 4.2% for the nine-month period ended September 30, 2016 from 3.9% for the same period in 2015.

Net Non-Operating Incomes and Expenses

Net non-operating income and expenses decreased to a net income of NT$578.2 million (US$18.5 million) for the nine-month period ended September 30, 2016 from a net income of NT$712.9 million for the same period in 2015. This was primarily due to a lesser gain of NT$1,311.2 million (US$41.9 million) from the change in the net gain/loss, on valuation of financial assets and liabilities and net foreign exchange gain/loss which we utilize from time to time to reduce the impact of foreign currency fluctuations on our results of operations but offset by an increase of NT$1,191.7 million (US$38.1 million) in the share of profit of associates and joint ventures.

Income Tax Expense

We recognized an income tax expense of NT$3,230.0 million (US$103.3 million) for the nine-month period ended September 30, 2016 compared to an income tax expense of NT$2,575.9 million for the same period in 2015. The increase was primarily due to an increase in the tax on our real estate business which generated more operating revenues in 2016.

Net Profit

As a result of the foregoing, we incurred a net profit of NT$15,219.5 million (US$486.7 million) for the nine-month period ended September 30, 2016, which represented a decrease from NT$16,149.0 million for the same period in 2015. Our diluted earnings per ADS decreased to NT$7.90 (US$0.25) for the nine-month period ended September 30, 2016 compared to diluted earnings per ADS of NT$9.42 for the same period in 2015.

Liquidity and Capital Resources

We have historically been able to satisfy our working capital needs from our cash flow from operations. We have historically funded our capacity expansion from internally generated cash and, to the extent necessary, the issuance of equity securities and borrowings. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our packaging, testing services and electronic manufacturing services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services or products caused by a downturn in the industry. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months.

Our cash and cash equivalents as of September 30, 2016 were NT$37,661.4 million (US$1,204.4 million), which represented a 31.8% decrease compared to NT$55,251.2 million as of December 31, 2015. Our long-term borrowings as of September 30, 2016, excluding short-term borrowings of NT$31,008.1 million (US$991.6 million), short-term bills payable of NT$1,999.3 million (US$63.9 million), current portion of bonds payable of NT$9,384.9 million (US$300.1 million) and current portion of long-term borrowings of NT$6,272.8 million (US$200.6 million), were NT$70,812.9 million (US$2,264.5 million), which consisted of bonds payable of NT$26,871.7 million (US$859.3 million) and long-term borrowings of NT$43,941.2 million (US$1,405.2 million).

Cash Flows

Net cash generated from operating activities was NT$36,712.1 million (US$1,174.0 million) for the nine-month period ended September 30, 2016 compared to net cash generated from operating activities NT$34,303.8 million for the same period in 2015. This increase in cash inflow was primarily due to an increase in cash inflow of NT$9,647.7 million (US$308.5 million) from a decrease of inventories but offset by an increase in cash outflow of NT$6,791.5 million (US$217.2 million) from trade receivables.

Net cash used in investing activities was NT$37,137.2 million (US$1,187.6 million) for the nine-month period ended September 30, 2016 compared to NT$57,691.9 million for the same period in 2015. This decrease in cash outflow was primarily due to a decrease of NT$19,856.6 million (US$635.0 million) in the acquisition of associates and joint ventures.

Net cash used in financing activities was NT$11,839.8 million (US$378.6 million) for the nine-month period ended September 30, 2016 compared to net cash generated in financing activities of NT$12,187.3 million for the same period in 2015. This change in cash flow was primarily due to a decrease in cash inflow of NT$20,356.2 million (US$651.0 million) from the net borrowings of debt, including short-term borrowings, short-term bills payable, bonds payable and long-term borrowings and a decrease in cash inflow of NT$8,910.3 million (US$284.9 million) in the proceeds from partial disposal of interests in subsidiaries but partially offset by a decrease in cash outflow of NT$5,333.4 million (US$170.6 million) in the payments for acquisition of treasury stock.